Cash America International, Inc.

2002 Annual Report



AR/S
P.E.
12-31-02
1-9733
RECD S.E.C.
MAR 31 2003
1086



PROCESSED
APR 01 2003
THOMSON
FINANCIAL



In last year's annual report, we discussed a return to our roots — a renewed focus on core lending activities. It was a strategy that had begun to show signs of success, and we made it our mission to continue these efforts throughout 2002.

We're proud to say that we're right on course.

Our success is largely due to the people throughout Cash America. They are working hard to deliver the best service and products to our customers. The response has been very favorable and customer demand is unprecedented. Cash America is working to fill the short-term capital gap for thousands of people in America and Europe.

Our strategy has become our compass as we move forward. A compass is a tool that, in the right hands, can get people where they need to be. Guide them. Keep them moving in the right direction. This year we've reaffirmed that, in the hands of our people, it will do the same for our Company.



Cash America International, Inc. is a specialty finance company serving the needs of the underbanked segment of the population. Cash America is the market leader in secured non-recourse lending to individuals, commonly known as pawn loans. The Company operated 468 pawnshops worldwide as of December 31, 2002, consisting of 409 locations in the United States, 48 in the United Kingdom and 11 in Sweden. Cash America also offers short-term cash advances in many of its U.S. and U.K. locations. In addition, the Company provides check cashing services through its 135 franchised and Company-owned "Mr. Payroll" check cashing centers. Cash America common shares are listed on the New York Stock Exchange under the symbol "PWN."

Financial Highlights



(Dollars in thousands, except per share data)	2002	2001	2000
Operations – years ended December 31 (a)			
Total revenue	$ 387,843	$ 355,929	$ 346,360
Income from operations before depreciation and amortization	52,999	47,234	46,073
Income from operations	38,040	30,605	29,715
Income from continuing operations (b)	$ 18,509	$ 12,725	$ 701
Income from continuing operations per share – Diluted	$ 0.75	$ 0.51	$ 0.03
Net income (loss) (b)	$ 19,309	$ (5,906)	$ (1,730)
Net income (loss) per share – Diluted	$ 0.78	$ (0.24)	$ (0.07)
Dividends per share	$ 0.05	$ 0.05	$ 0.05
Balance Sheets – at December 31			
Earning assets	$ 181,832	$ 179,982	$ 176,799
Total assets	376,478	382,890	378,233
Total debt	148,702	171,782	170,464
Stockholders' equity	192,335	168,431	178,458
Other Information –			
Current ratio	5.1x	4.5x	6.9x
Debt to equity ratio	77.3%	102.0%	95.5%
Return on assets (c)	5.0%	3.4%	0.2%
Return on equity (c)	10.4%	7.4%	0.4%
Net book value per common share outstanding	$ 7.89	$ 6.83	$ 7.22
Number of shares outstanding (d)	24,362,190	24,662,315	24,717,457

(a) In September 2001, the Company announced plans to exit the rent-to-own business. The amounts for the years 2000 and 2001 are restated to reflect this business as discontinued operations.
(b) See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for amounts related to gains from disposals of assets, equity in losses of unconsolidated subsidiaries and other items for the years 2000 through 2002.
(c) Returns based on Income from Continuing Operations after taxes divided by average total assets and average total equity of the Company.
(d) Includes 66,820 shares, 70,469 shares, and 59,611 shares in 2002, 2001, and 2000, respectively, held in the Company's Nonqualified Savings Plan.

Contents

Letter to Shareholders 2
Business/Industry Information 4
Management's Discussion and Analysis of Results of Operations and Financial Condition 12
Consolidated Financial Statements 22
Notes to Consolidated Financial Statements 26
Report of Independent Accountants 39
Five Year Summary of Selected Financial Data 40
Common Stock Data 40
Corporate Information . . . Inside Back Cover



After-Tax Income from Continuing Operations
As of December 31
(in millions)



Lending Locations *As of December 31*

DOMESTIC	2002	2001	2000	1999	1998
Texas	171	174	178	179	177
Florida	62	62	62	61	60
Tennessee	27	28	28	28	28
Louisiana	20	20	20	20	20
Georgia	19	20	21	21	22
Missouri	16	16	16	16	16
Oklahoma	15	17	21	21	21
Indiana	13	13	16	16	14
Illinois	12	11	8	7	5
North Carolina	10	10	11	11	11
Alabama	9	9	9	10	10
Kentucky	9	9	9	9	9
South Carolina	6	7	7	7	8
Utah	6	7	7	7	7
Ohio	6	6	6	6	6
Colorado	5	5	5	5	5
Kansas	2	2	1		
Nebraska	1	1	1		
Total Domestic	**409**	**417**	**426**	**424**	**419**
INTERNATIONAL					
United Kingdom	48	45	42	42	39
Sweden	11	11	11	11	11
Total Foreign	**59**	**56**	**53**	**53**	**50**
Total Lending Locations	**468**	**473**	**479**	**477**	**469**

To my fellow shareholders:

I once heard the renowned management guru, Tom Peters, argue that execution alone cannot survive as a sustainable competitive advantage for any business. The academic theory is simple…since successful business execution by a team is a product of certain human attributes, i.e. intelligence, talent, commitment, discipline, influence, teamwork, etc., then it can surely be duplicated or surpassed by another team possessing the right combination of those attributes. This is the faster gun theory. For every Jack Nicklaus, there is a looming Tiger Woods, and so on and so on.

While I hesitate challenging the theoretical merits of Peters' argument, I will suggest the argument belies the power of execution in the practical world of operating a service organization. Cash America achieved record revenues and earnings in 2002 on the strength of 3,000 coworkers collectively executing a business plan with a remarkable level of precision.

You may recall my last two annual messages heralded a "back to basics" strategy designed to refocus time and energy on the core competency of our traditional lending business. Since adopting this strategy in early 2000, we have enjoyed an unprecedented convergence of operating philosophies and best practices among management teams throughout the U.S. and Europe. This positive phenomenon has been fostered through management stability, teamwork and commitment to a set of core values and a common, popular vision of our future. Our people are energized and excited. Excitement sharpens focus and focus drives precision. Positive results follow. We are right on course.

While execution has been the lifeblood of Cash America's success in 2002, results were aided by an infusion from certain market-related elements. Most significantly, the continued softening of the U.S. economy accelerated demand for our short-term loan products. The working-class citizens in this country are working fewer hours per week than they did throughout the '90s, and their time between jobs after layoffs has been extended. With less savings, longer interruptions in pay, and the constant



reality of unexpected expenses, these hardworking families are more frequently turning to Cash America and other specialty finance businesses for help. We provided over one-half billion dollars of loans to our customers in 2002. Our core pawn loan product accounted for three-quarters of that business with $408 million of loans written in the U.S. and Europe. This volume exceeded prior year levels for the first time in three years. Additionally, demand for our unsecured short-term cash advance product exceeded expectations for the year. Last year's message to you included my prediction that our short-term cash advance volume could reach $100 million in our shops. On final count, total combined loans written in 2002 by Cash America and by the national bank offering the product in certain of our locations was $124 million. We don't foresee any market conditions dampening demand for loan products in 2003.

The only cloud of concern I see on the horizon for our loan products is the loose threat of legislative or regulatory interference. Since I have heard from a few of you on this topic, I would like to explore it more fully.

It seems the practical realities of life in our working-class neighborhoods has disrupted the comfortable consciousness of some politicians, career bureaucrats, media and misguided consumer activists. Saddled with the discomfort of this reality and armed with a philosophical bias against corporate America, this coalition has mounted a challenge to the business models that have evolved to meet the financial needs of the middle class. The term "predatory lending" is bandied about freely though no one can quite muster a definition of the term. While pawn loans are well below the radar screen, unsecured short-term cash advances, popularly known as payday loans, have caught the full brunt and fury of the attack. Unmistakably, other products are targeted as well: home equity loans, sub-prime credit cards, over-draft protection, rental purchase transactions, etc.

This assault will not be repelled by corporate America. Rather, it will be summarily defeated by the groundswell of consumer demand that provides a loud and convincing cry for convenient financial services. Our customers understand their alternatives, and they are demanding the same freedom of choice enjoyed by the balance of society in selecting financial products fitting their particular needs. These needs are

increasingly being met with products that have evolved over the past twenty years to fill the void left by the exit of traditional lenders from our middle-class neighborhoods. Payday loans, for instance, have grown from a dead start 10 years ago to an estimated annual volume of $20 billion in 2003. Thirty-three states have already recognized the need for this product and passed enabling legislation. Although the struggle may continue for a few more years, I am convinced other legislators and regulators will heed the cry of the consumer and follow suit.

In addition to the softening U.S. economy, other market-related factors aided our cause in 2002, including the elevated price of gold, the deflating value of the dollar and the bargain-basement level of short-term interest rates. Of these elements, a higher gold price has the most far-reaching implications for Cash America. The elevated price has allowed us to reap some short-term profit through our scrap activity, but more importantly, it has allowed store management to profitably trim inventories in the face of accelerating loan demand. The combination of higher collateral values for gold and historically low average per shop inventories leaves us poised to aggressively but safely meet the customers' loan demand at a time when they most need our services.

The road ahead appears sure and promising. The positive momentum of our "back to basics" strategy should carry well into 2003 with growth throughout all segments of business, both domestic and foreign. Loans will continue to fuel the engine while execution keeps the train on track. We are right on course.

The current course continues leading us toward the expansion of financial services we offer to working-class families in our neighborhoods. We are testing check cashing and prepaid phone services and will soon offer money orders and money transfer services on a limited scale. This strategy of morphing to a neighborhood financial service center image has been slow in developing, but I believe caution trumps speed when market image is involved.



Beyond extension of our core strategy, the future course for us must branch out to a familiar path we have not traveled the past few years. The main artery of our journey will remain paved with the success of existing operations, but we must also rediscover the trail leading to unit expansion. Long-term growth targets cannot be met without searching alternative paths. We have spent the past two years studying the map, considering our options, and we are prepared to move.

Intensification of efforts to acquire established pawnshops will launch our journey. Cash America is currently recognized as the leading pawn operator in the world and we want to extend that lead. We also intend to expand our presence in the short-term cash advance market with the same level of professionalism and customer service orientation we brought to the pawn industry. We have already initiated a program to open Cash America branded Payday Advance outlets in the neighborhood strip centers of a few select markets, and we will consider acquiring independent branches if the right opportunity presents itself. Navigating the expansion course can be challenging, but I am confident we can do so successfully.

So while I won't debate Mr. Peters' theories, I will argue that the course we have set forth should lead Cash America to a bright future of growing shareholder value. We expect you to hold us accountable for clear focus and precise execution.

I will close with a personal note acknowledging the inspiration and guidance provided to me by Carl Motheral, a founding Director of Cash America. Carl passed away suddenly in January of 2003, and you will find a tribute to Carl's memory on the inside back cover of this report. I will miss his tough questions, his constant reminders that we all work for the shareholders, and his laughter. I am blessed to have known and worked with Carl for the past eighteen years.

Thank you for your continuing support.

Daniel R. Feehan
Chief Executive Officer

On course — with products and services that help people navigate through life.

Among our regular customers are construction workers, health care providers, fast food workers and sales clerks. They are ordinary people from all walks of life. They are our neighbors.

There are times when a hard-working person is a bit short of cash and needs to pay bills before payday. Or maybe the customer's car breaks down, forcing a costly repair that can't be paid all at one time. Traditional banking options may not be available for credit reasons or due to the small loan size. Cash America is eager to help.

As people navigate through the challenges of daily life, they turn to Cash America for financial solutions such as traditional pawn loans or short-term cash advances. When people turn to us, we provide a friendly environment in bright, clean lending locations, and we



offer an unmatched level of customer service. The pawn industry is often poorly portrayed in the media and on screen. Cash America has worked hard to overcome these misperceptions and make customers feel good about using our products and services.



We're happy to say that customers have not only accepted us, but are using our products and services in record numbers. As a company, we plan to continue to grow and move into new markets. Our customers value our efforts to provide them a way to satisfy their capital needs quickly and easily as we offer them alternatives to traditional finance companies and banks.

To help us focus more on our customers, this year we've completed our strategy of shedding non-core operations and concentrating on what we do best, providing small loans to consumers. We've also completed the rollout and delivery system of the short-term cash advance product to our existing group of locations. This alternative continues to be a successful product introduction.

To administer our range of products efficiently, Cash America has developed and maintains an advanced computer network and information system. It has become an important, proprietary tool. With it, we monitor and control lending,



while addressing identifiable trends in the value of collateral items. Cash America customers receive the best value for items provided as collateral while we maintain consistency in lending practices.

Employee training remains a top priority at Cash America. Our unique programs give us an edge, a real point of difference in the marketplace. Our management team members complete a

Composition of Net Revenue
(Total Revenue less costs of disposed merchandise)
Year ended December 31, 2002



comprehensive initial manager training program. This program allows us to grow and develop from within.

Today, Cash America is the market leader in pawn lending. Each of our 468 locations throughout the U.S. and abroad is staffed with customer-friendly employees who share common values and a mutual purpose. It's exciting what a true sense of direction can do for more than 3,000 people. It's been a good year.

When it comes to strategy, focus and performance, Cash America is right on course.

Friendly, well-lit and professionally merchandised lending locations offer the Cash America customer unmatched value on purchases of items such as jewelry, electronics, musical instruments and tools.



Cash America lending locations are located in the heart of local neighborhoods to offer convenient access to loans.



The long and short of Cash America's lending business.

First and foremost is the pawn loan.

It's reported that over 30 million members of the population in the U.S. are underbanked. Typically, pawn customers do not have checking accounts and choose not to utilize traditional financial institutions. The pawn loan is a secured non-recourse loan, which means customers bring in an item

Collateral/Merchandise Mix
Year ended December 31, 2002



of value to a Cash America location where it will be held safe and secure in the customer's name as collateral.



Cash America holds the collateral item on the borrower's behalf until it is redeemed through the payment of the loan principal and fees owed under the terms of the loan contract. The customer has the choice of paying off the loan at any time during the loan term and having the merchandise returned, but has no obligation to do so. While there is no obligation to redeem the pawn loan, the vast majority of customers do pay off the loan and pick up their merchandise. In the U.S., the



Television and electronics display in San Antonio, Texas.

average loan amount is $75 with a 90-day term. In the event the loan is not redeemed, the collateral becomes the property of Cash America. Unredeemed collateral then goes on sale in our inviting, customer-friendly locations throughout the country. Seven out of ten customers in the U.S. and nine out of ten customers in Europe choose to redeem their item by repaying the loan plus the fees.

Because our locations are connected by a state-of-the-art computer network and are geographically diverse, Cash America can efficiently dispose of unredeemed loan collateral. More and more, people are turning to Cash America for great deals on quality pre-owned merchandise. A large part of what they'll find is jewelry, but we also offer a wide assortment of items including televisions, stereos, tools and musical instruments.



Customers choose.

Customers of Cash America have another borrowing alternative as well. Short-term cash advances offer people a financial bridge to the next payday. It's a way for a student to pay rent, or a schoolteacher to fix the car before payday. This option is becoming more and more popular, and Cash America has made a considerable effort to address the customer demand for this alternative by continuing to refine this product offering during the past year.







Customer service counter for cash advance product.

Here's how it works: A customer comes into Cash America, bringing verification of employment (two most recent pay stubs), recent bank statements and utility bills. An application for credit is completed and input into a proprietary centralized underwriting network to determine if a loan can be approved and for what amount. The decision is quick, usually less than five minutes. The customer will then sign a promissory note, related documents and leave a personal

check written for the amount of the loan plus fees. Terms are usually about two weeks but can be as long as 45 days. The customer has the option to come into any Cash America location and pay off the loan in cash or allow Cash America to deposit the check to satisfy the obligation at the end of the loan term.



In addition to being a shorter-term option, the typical cash advance is larger, with an average loan amount of $284 compared to a pawn loan's $75 average. Cash America offers this product directly in many of its locations, and in



other Cash America locations the product is offered by a third-party financial institution.

Now more than ever.

As traditional lenders are tightening lending restrictions, as people's schedules get more hectic and the economy places additional pressure on household budgets, people are turning to Cash America in record numbers. We're responding with customer-first service, attractive lending locations and more options. It's been a good year for our customers, employees and shareholders. In the specialty finance industry, Cash America has developed a unique and successful strategy. When it comes to executing it, we're right on course.





Convenient check cashing with Mr. Payroll®

Cash America's wholly owned subsidiary, Mr. Payroll Corporation, serves our traditional underbanked customer base in yet another important way. Mr. Payroll is positioned as the low-cost provider of check cashing services and offers money orders and other services to customers in convenient, easy-to-use kiosks. Mr. Payroll kiosks are located primarily in convenience stores, which helps limit overhead costs and pass the savings back to customers. These convenience store chains enjoy the benefit of check cashing services, which have been proven to increase customer traffic and generate increases in sales. Currently there are 135 franchised and Company-owned Mr. Payroll locations in 21 states.





In each lending location, well-trained and knowledgeable staff can utilize a centralized computer system to offer customers the capital solution to meet their needs.









SCOTLAND

Dundee

Edinburgh

Glasgow (3)

Newcastle

Bradford

Blackpool

Manchester

Liverpool (4)

Walsall

Birmingham

Coventry

Dudley

London (28)

Slough

Brighton

Gillingham

ENGLAND

WALES

Harvey Thompson Ltd.

SWEDEN

Uppsala

Västerås

Örebro

Stockholm (4)

Södertälje

Göteborg

Malmö (2)

SVENSK PANTBELÅNING

Products and items depicted on this and preceding pages are representative of the previously owned merchandise offered for resale by Cash America. The manufacturers of these items do not in any way sponsor or promote Cash America.



Lending operations review

Mapping out our U.S. operations.

Cash America completed the rollout of the short-term cash advance product to all available U.S. locations in 2002. It is now offered in 391 locations in 15 states. It's been very well received by our customers as evidenced by the significant increase in the numbers of cash advances written for customers in 2002 compared to 2001.

In addition, as the short-term cash advance product has gained in popularity, it is attracting an expanded customer base to our locations. As they come in, they're buying more of our value-priced pre-owned merchandise, which translated into a significant improvement in the disposition of unredeemed collateral in 2002, as the merchandise turnover rate reached a historic level. The popularity of the short-term cash advance product has exceeded our expectations and has contributed to a noticeable improvement in earnings.



The slumping U.S. economy led to increased demand for pawn loans in the second half of 2002. This resurgence has complemented the demand for short-term cash advances, significantly increasing the aggregate level of earning assets per U.S. location. This has contributed to our current year's increase in earnings and gives us a very bright outlook for the future.

During the year, Cash America continued its multi-year effort to upgrade and enhance the look of its locations by providing new interior signs and attractive exterior finishes to many of our stores. The pleasing and inviting appearance of Cash America locations is an important means of distinguishing ourselves in the marketplace.

We continue to maintain the industry's largest and most diverse geographic footprint in the U.S. Our domestic lending operations now serve 39 markets in 18 states through 396 owned and 13 franchised locations.



Jewelry display in Bradford, England.

International markets — full steam ahead.

As Cash America increases its presence in overseas markets, we are careful to respect longstanding traditions, while introducing new ideas and maintaining our high level of customer service.

Our London-based subsidiary Harvey & Thompson contributed greatly to a very good year. During 2002, they continued to successfully expand and develop the strategy of selling unredeemed jewelry in their stores. Harvey & Thompson also added three locations, two acquisitions and one cold start, bringing their total number of locations at year end to 48. Mirroring developments in the

Composition of Operating Income-Lending Activities
Year ended December 31, 2002



United States, Harvey & Thompson has experienced success in offering complementary financial service products to its customers, including check cashing and short-term cash advances.

Based in Stockholm, Sweden, Svensk Pantbelåning operates the largest chain of secured non-recourse lending locations in Scandinavia. They have been serving customers for over 100 years, setting the standard for customer offerings in Sweden. The company joined the Cash America family in 1994 and operates 11 locations. They boast some of the largest shops in terms of loan balances in the entire Cash America organization. Their staff is among the world's most knowledgeable in fine jewelry, while serving the needs of those seeking traditional pawn loans.

It's apparent that our strategy of customer-based service and a renewed focus on our core strengths travels well.



Loan counter in Malmö, Sweden.

GENERAL

The Company is a provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The pawn loan portfolio generates finance and service charges revenue. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. A related activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. The Company also provides check cashing services through its franchised and company-owned Mr. Payroll® check cashing centers.

As of December 31, 2002, the Company's lending operations consisted of 468 lending units, including 396 owned units and 13 franchised units in 18 states in the United States, 48 units in the United Kingdom and 11 units in Sweden. The foreign operations consist primarily of jewelry-only lending units. The number of owned lending units declined by 11 during the three years ended December 31, 2002, as the Company acquired 9 operating units, established 4 locations and combined or closed 24 locations. In addition, 6 franchise units were opened and 4 were closed. As of December 31, 2002, Mr. Payroll operated 129 franchised and 6 company-owned check cashing centers in 21 states.

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. In June 2002, the Company sold the remaining assets of its "Rent-A-Tire" rent-to-own business. Accordingly, the net operating results, net assets and net cash flows of this business segment have been reported as "Discontinued Operations" in the consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows. See Note 3 of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Results of Operations and Financial Condition is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Finance and service charges revenue recognition. The Company accrues finance and service charges revenue on all pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions terminate upon redemption, renewal or forfeiture of the loan collateral. The gathering of this data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. In the event the future performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.

Due to the short-term nature of pawn loans, the Company is able to quickly identify performance trends. For 2002, $117.3 million, or 99.2%, of recorded finance and service charges represented cash collected from customers and the remaining $0.9 million, or 0.8%, represented an increase in the finance and service charges receivable during the year. Assuming a 10% decline in expected performance rates and collection of finance and service charges, the receivable and revenue would decrease by $2.1 million. Some or all of this amount would be recovered through the disposition of the related forfeited loan collateral.

Merchandise held for disposition. Merchandise held for disposition consists primarily of forfeited collateral from pawn loans not repaid. The carrying value of the forfeited collateral is stated at the lower of cost (cash amount loaned) or market. Management provides an allowance for valuation and shrinkage based on its evaluation of the merchandise. Because pawn loans are made without the borrower's personal liability, the Company does not investigate the creditworthiness of the borrower, but evaluates the pledged personal property as a basis for its lending decision. The amount the Company is willing to finance is typically based on a percentage of the pledged personal property's estimated disposition value. The sources for the Company's determination of the estimated disposition value are numerous and include the Company's automated product valuation system as well as catalogues, "blue books," newspapers and previous disposition experience with similar items. The Company performs a physical count of its merchandise in each location on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance, which was $1.4 million at December 31, 2002. Adverse changes in the disposition value of the Company's merchandise may result in the need to increase the valuation allowance.

Allowance for losses on small consumer cash advances. The Company maintains an allowance for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The Company's cash advance product primarily services a customer base of non-prime borrowers. These advances are typically offered for a term of 7 to 45 days. Cash advances written during each calendar month are aggregated and tracked to develop a performance history. The Company stratifies the outstanding portfolio by age, delinquency and stage of collection when assessing the adequacy of the allowance for losses. Collection history is utilized to develop expected loss rates which are used for the establishment of the allowance. Increased defaults and credit losses may occur during a national or regional economic downturn, or could occur for other reasons, resulting in the need to increase the allowance. Unlike pawn loans, cash advances are unsecured, and the performance of the portfolio depends on the Company's ability to manage the default rate and collect on defaulted loans. The Company believes it effectively manages the risks inherent in this product by using a credit scoring system and by closely monitoring the performance of the portfolio. Any remaining unpaid balance of a cash advance is charged off once it becomes 60 days past due, or sooner if deemed uncollectible.

Valuation of long-lived and intangible assets. The Company assesses the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include significant underperformance relative to expected historical or projected future cash flows, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, an impairment is measured based on the excess of the assets' carrying value over the estimated fair value.

Income taxes. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated bal-

ance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense, or benefit, must be included within the tax provision in the statement of operations for any increase, or decrease, in the valuation allowance for a given period.

Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company has recorded a valuation allowance of $7.7 million as of December 31, 2002, due to uncertainties related to the ability to utilize a portion of the deferred tax assets resulting from capital losses. The valuation allowance is based on Company estimates of capital gains expected to be recognized during the period over which the capital losses may be used to offset such gains. In the event that the Company determined that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period that such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase, or decrease, income in the period that such determination was made.

RESULTS OF OPERATIONS

Year Ended 2002 Compared to Year Ended 2001

Consolidated Net Revenue. Consolidated net revenue increased $22.2 million, or 10.8%, to $227.1 million during 2002 from $204.9 million during 2001. The following table sets forth 2002 and 2001 net revenue by operating segment ($ in millions):

	2002	2001	Increase (decrease)	
Domestic lending	$ 194.9	$ 177.0	$ 17.9	10.1%
Foreign lending	28.7	24.5	4.2	17.1%
Total lending	223.6	201.5	22.1	11.0%
Check cashing	3.5	3.4	0.1	2.9%
Consolidated	$227.1	$ 204.9	$ 22.2	10.8%

The components of net revenue are finance and service charges from pawn loans, which increased $4.4 million; net revenue from the disposition of merchandise, which increased $4.3 million; cash advance fees, which increased $13.1 million; and check cashing royalties and fees, which increased $0.4 million. Management believes that the trend of higher cash advance fees will continue during 2003 as a result of the expected continuation of high demand for the product and due to the significantly higher balance of cash advances at year end 2002 compared to the prior year. Management expects the continuation of moderate growth in domestic lending finance and service charges in 2003 as customers use both the cash advance and pawn loan to satisfy their capital needs.

Finance and service charges. The following is a summary of finance and service charges related to pawn loans by operating segment for 2002 and 2001 ($ in millions):

	2002	2001	Increase (decrease)	
Domestic lending	$ 94.5	$ 92.7	$ 1.8	1.9%
Foreign lending	23.8	21.2	2.6	12.3%
Total	$ 118.3	$ 113.9	$ 4.4	3.9%

Variations in finance and service charges on pawn loans are caused by changes in the average balance of pawn loans outstanding, the annualized yield of the pawn loan portfolio and the effects of translation of foreign currency amounts into United States dollars. The following table identifies the impact of underlying factors on the total change in finance and service charges on pawn loans ($ in millions):

	Average Balance Outstanding	Loan Yield	Total Before Foreign Translation	Foreign Translation	Total
Domestic lending	$ (1.4)	$ 3.2	$ 1.8	$ —	$ 1.8
Foreign lending	0.9	0.6	1.5	1.1	2.6
Total	$ (0.5)	$ 3.8	$ 3.3	$ 1.1	$ 4.4

Excluding the favorable impact of foreign currency translation, the consolidated average balance of pawn loans outstanding was 0.2% higher during 2002 than 2001. On a segment basis, the average balances of pawn loans were 1.5% lower and 3.5% higher for the domestic and foreign lending operations, respectively. The decrease in the average balance of domestic pawn loans outstanding was driven by a 2.9% decline in the average number of pawn loans outstanding during 2002, which was partially offset by a 1.4% increase in the average amount per loan. The lower average domestic loan balance outstanding is a reflection of the lower balances early in the year due to larger than usual per capita tax refunds believed to have been received by pawn customers during the first quarter of 2002. Management believes that this was also partly attributable to some customers choosing to satisfy their short-term borrowing needs through a cash advance instead of through a pawn loan. Strong pawn loan demand during the last two quarters of 2002 and the non-recurrence of the Internal Revenue Service's advance tax refunds distributed in August and September of 2001 have contributed to reversing the trend of lower year-over-year loan balances. Domestic pawn loan balances at December 31, 2002, were $1.9 million, or 2.4% higher than at December 31, 2001. The average balance of pawn loans outstanding denominated in local currencies increased 7.6% and decreased 2.7% in the United Kingdom and Sweden, respectively. Foreign loan demand was mixed as the average number of pawn loans outstanding in the United Kingdom and Sweden increased 5.0% and decreased 6.6%, respectively. Average amounts per loan were higher for both the United Kingdom and Sweden by 2.5% and 4.2%, respectively.

The consolidated annualized loan yield, which represents the blended result derived from the distinctive loan yields realized from operations in the three countries, excluding the favorable impact of foreign currency translation was 100.4% in 2002, compared to 97.9% in 2001. There was an increase in the domestic annualized loan yield to 126.0% for 2002, compared to 121.8% for 2001. Improved performance of the pawn loan portfolio, including higher redemption rates and a slightly higher concentration of extended or renewed loans in the portfolio, contributed to the higher domestic yield. The blended yield on average foreign pawn loans outstanding increased to 54.3% in 2002, compared to 52.6% in 2001. The increase in the blended foreign yield was caused by a combination of higher loan redemption rates and higher yield on the disposition of unredeemed collateral at auction.

Favorable currency translation adjustments contributed $1.1 million to the increase in foreign source finance and service charges in 2002 as compared to 2001, as the British pound and Swedish kronor were stronger relative to the United States dollar. The weighted average exchange rates used for translating earnings into dollars for the pound and kronor were 5.1% and 6.3% higher, respectively, during 2002 as compared to 2001.

Net revenue from the disposition of merchandise. Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise sold. The following table summarizes, by operating segment, the change in the proceeds from the disposition of merchandise and the related net margin for 2002 as compared to 2001 ($ in millions):

	Increase (decrease)			
	Proceeds from Disposition	% Change	Net Margin	% Change
Domestic lending	$ 11.4	5.1%	$ 3.0	3.8%
Foreign lending	2.7	27.2%	1.3	52.7%
Total	$ 14.1	6.1%	$ 4.3	5.4%

Proceeds from the disposition of merchandise increased $14.1 million, or 6.1%, in 2002, largely due to an increase in the disposition of scrap gold jewelry. In addition, disposition of merchandise at the Company's United Kingdom locations continues to grow as customers are introduced to this method of disposition. The consolidated merchandise turnover rate increased to 2.9 times during 2002 from 2.6 times during 2001. The margin on disposition of merchandise decreased slightly to 34.7% in 2002 from 34.9% in 2001. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 37.0% in 2002 from 36.5% in 2001 due to a lower average cost of merchandise sold. The margin on disposition of scrap jewelry was 16.9% in 2002 compared to 11.7% in 2001, due to the prevailing higher market price of gold.

Cash advance fees. Cash advance fees increased $13.1 million to $19.1 million in 2002 as compared to $6.0 million in 2001. The increase resulted from higher demand for the small consumer cash advance product, which generated higher outstanding balances. The Company introduced the small consumer cash advance product to its broad group of locations in 2000. The product was available in 391 domestic lending units at December 31, 2002, including 309 units that offered the product on behalf of a third-party financial institution (the "Bank") that underwrites the advance to the customer and pays the Company a fee for its administrative services. Cash advance fees include revenue from the cash advance portfolio owned by the Company and fees for administrative services performed for the Bank. (Although small consumer cash advance transactions may take the form of loans or deferred check deposit transactions, the transactions are referred to throughout this discussion as "cash advances" for convenience.)

The amount of cash advances written increased $74.7 million to $123.7 million in 2002 from $49.0 million in 2001. Included in the amount of cash advances written in 2002 and 2001 were $106.1 million and $37.4 million, respectively, extended to customers by the Bank. The average amount per cash advance increased to $284 from $261. The combined Company and Bank portfolio of small consumer cash advances generated $21.7 million in revenue during 2002, compared to $7.9 million in 2001. The outstanding combined portfolio of cash advances increased $5.3 million to $12.1 million at December 31, 2002, from $6.8 million at December 31, 2001. Included in these amounts are $4.0 million and $2.4 million for 2002 and 2001, respectively, that are included in the Company's consolidated balance sheets. An allowance for losses of $1.7 million and $0.7 million has been provided in the consolidated financial statements as of December 31, 2002 and 2001, respectively, which offsets the outstanding cash advance amounts. The net balance is recorded in "Other receivables and prepaid expenses" on the consolidated balance sheets.

During January of 2003, the Company announced its intent to change third-party providers of this product, and the Bank announced that it would be exiting the small consumer cash advance business. The new third-party providers will be state-chartered financial institutions. The transition will occur over the first four months of 2003. Management does not anticipate that the change in providers of the cash advance product will have a material adverse impact on consumers' demand for the product, the Company's ability to offer the product through its lending locations, or on the Company's financial condition. See further discussion at Note 5 of Notes to Consolidated Financial Statements.

Check cashing royalties and fees. Check cashing revenue for Mr. Payroll increased $0.1 million, or 2.9%, in 2002, while check cashing fees for the United Kingdom increased $0.3 million, or 25.8%, for the same period.

Operations and Administration Expenses. Consolidated operations and administration expenses as a percentage of net revenue were 73.7% in 2002 compared to 75.8% in 2001. These expenses increased $12.0 million, or 7.8%, in 2002 compared to 2001. Domestic lending expenses increased $9.7 million, largely as a result of higher health insurance costs and higher incentive expenses associated with the improvement in operating results. Foreign lending operations expenses increased $2.3 million, primarily due to an increase in the number of locations and the increased focus on merchandise disposition in the United Kingdom. Mr. Payroll's expenses remained unchanged.

Cash Advance Loss Provision. The Company maintains an allowance for losses on cash advances at a level projected to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The cash advance loss provision is utilized to increase the allowance carried against the outstanding cash advance portfolio. The cash advance loss provision for domestic lending operations increased $4.4 million to $6.7 million in 2002, as compared to $2.3 million in 2001 due to the significant increase in the size of the portfolio. The loss provision as a percentage of cash advance fees decreased to 35.0% in the current year from 38.4% in the prior year. See Note 5 of Notes to Consolidated Financial Statements.

Depreciation and Amortization. Depreciation and amortization expense as a percentage of net revenue was 6.6% in 2002 compared to 8.1% in 2001. Total depreciation and amortization expense decreased $1.7 million, or 10.0%. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). Under SFAS 142, the Company ceased amortizing all goodwill and other intangible assets that have indefinite useful lives. See Note 7 of Notes to Consolidated Financial Statements. A $3.1 million decline in amortization due to the adoption of SFAS 142 was partially offset by a $0.8 million increase in depreciation expense associated with the completion of the reconstruction of the Company's corporate headquarters late in 2001, after it was severely damaged by a tornado in March 2000, and a $0.6 million increase in depreciation from other additions.

Interest Expense. Net interest expense as a percentage of net revenue declined to 3.9% in 2002 from 4.7% in 2001. The amount decreased a net $0.7 million, or 6.8%, due to the effects of a 7.1% reduction in the Company's average debt balance. The average amount of debt outstanding during 2002 was $164.0 million, as compared to $176.4 million during 2001. The effective blended net borrowing cost was 5.5% in 2002 and 2001. Improved operating performance in the United States and United Kingdom and the sale of Rent-A-Tire were factors contributing to the reduction in average debt balance.

Loss from Derivative Valuation Fluctuations. The adjustments to the estimated fair value of interest rate cap agreements during 2002 resulted in a loss of $0.2 million, as compared to a loss of $0.6 million in 2001. See Note 6 of Notes to Consolidated Financial Statements.

Income Taxes. The Company's effective tax rate for 2002 was 36.0% as compared to 37.7% for 2001. Excluding goodwill amortization and the related tax effects, the Company's comparable consolidated effective tax rate was 34.7% for 2001. The Company's consolidated effective tax rate for 2002 was affected by an increase in the effective foreign tax rate and by a higher proportionate increase in domestic income, which is subject to a higher marginal tax rate.

Income from Continuing Operations. Income from continuing operations was $18.5 million and $12.7 million for 2002 and 2001, respectively. Diluted income from continuing operations per share was $0.75 for 2002, as compared to $0.51 for 2001.

Year Ended 2001 Compared to Year Ended 2000

Consolidated Net Revenue. Consolidated net revenue increased $10.0 million, or 5.1%, to $204.9 million during 2001 from $194.9 million during 2000. The following table sets forth 2001 and 2000 net revenue by operating segment ($ in millions):

	2001	2000	Increase (decrease)	
Domestic lending	$177.0	$ 167.5	$ 9.5	5.7%
Foreign lending	24.5	24.2	0.3	1.2%
Total lending	201.5	191.7	9.8	5.1%
Check cashing	3.4	3.2	0.2	6.3%
Consolidated	$204.9	$ 194.9	$ 10.0	5.1%

The Company's domestic lending operations generated the majority of the increase in consolidated net revenue. Higher disposition of merchandise combined with the continued improvement in the margin on disposition of merchandise and the expansion of the Company's small consumer cash advance product accounted for the higher net revenue.

Finance and service charges from pawn loans decreased $0.9 million; net revenue from the disposition of merchandise increased $5.8 million; cash advance fees increased $4.8 million; and check cashing royalties and fees increased $0.3 million.

Finance and service charges. The following is a summary of finance and service charges related to pawn loans by operating segment for 2001 and 2000 ($ in millions):

	2001	2000	Increase (decrease)	
Domestic lending	$ 92.7	$ 92.0	$ 0.7	0.8%
Foreign lending	21.2	22.8	(1.6)	(7.0)%
Total	$113.9	$ 114.8	$ (0.9)	(0.8)%

The following table identifies the impact of underlying factors on the total change in finance and service charges ($ in millions):

	Average Balance Outstanding	Loan Yield	Total Before Foreign Translation	Foreign Translation	Total
Domestic lending	$ 1.9	$ (1.2)	$ 0.7	$ —	$ 0.7
Foreign lending	(1.4)	1.5	0.1	(1.7)	(1.6)
Total	$ 0.5	$ 0.3	$ 0.8	$ (1.7)	$ (0.9)

Excluding the negative impact of foreign currency translation, the consolidated average balance of pawn loans outstanding was 1.1% lower during 2001 than 2000. On a segment basis, the average balances of pawn loans were 2.0% higher and 6.1% lower for the domestic and foreign lending operations, respectively. The increase in the average balance of domestic pawn loans outstanding was driven by a 1.4% growth in the average number of pawn loans outstanding during 2001 coupled with a 0.7% increase in the average amount per loan. Management believes that the increase in the number of domestic pawn loans was partly attributed to adverse changes in the U.S. economy that were conducive to an increase in loan demand. Denominated in local currencies, the average balance of pawn loans outstanding decreased 7.6% and 3.8% in the United Kingdom and Sweden, respectively. Foreign loan demand continued to be weaker as the average number of pawn loans outstanding in both the United Kingdom and Sweden declined 5.3% and 6.6%, respectively. Average amounts per loan were 2.4% lower in the United Kingdom and 3.1% higher in Sweden.

Excluding the negative effects of foreign currency translation, the consolidated annualized loan yield was 96.5% in 2001, compared to 94.8% in 2000. Although there was a slight decrease in the domestic annualized loan yield to 121.8% for 2001, compared to 123.3% for 2000, the blended yield on average foreign pawn loans outstanding increased to 52.4% in 2001 compared to 49.0% in 2000. All of the increase in the blended yield occurred in the United Kingdom and was caused by a combination of higher loan redemption rates and higher yield on the disposition of unredeemed collateral at auction.

Finance and service charges declined $1.7 million in 2001 due to negative foreign currency translation adjustments resulting from the continued strengthening of the United States dollar against both foreign currencies. The weighted average exchange rates used for translating earnings into dollars for the British pound and Swedish kronor were 4.8% and 13.0% lower, respectively, during 2001 compared to 2000.

Net revenue from the disposition of merchandise. The combination of increased proceeds and higher margins resulted in a $5.8 million, or 7.7%, increase in net revenue from the disposition of merchandise. The following table summarizes, by operating segment, the change in the proceeds from the disposition of merchandise and the related net margin for 2001 as compared to 2000 ($ in millions):

	Increase (decrease)			
	Proceeds from Disposition	% Change	Net Margin	% Change
Domestic lending	$ 4.3	2.0%	$ 4.0	5.3%
Foreign lending	1.0	11.6%	1.8	250.5%
Total	$ 5.3	2.4%	$ 5.8	7.7%

Proceeds from the disposition of merchandise increased $5.3 million, or 2.4%, in 2001, largely due to a slight increase in the volume of items sold in the domestic lending locations and an increase in the disposition of scrap gold jewelry. In addition, the United Kingdom continued to emphasize the disposition of merchandise in their locations. The consolidated merchandise turnover rate increased to 2.6 times during 2001 from 2.5 times during 2000, and the margin on disposition of merchandise increased to 34.8% in 2001 from 33.2% in 2000. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 36.5% in 2001 from 35.3% in 2000 due to a lower average cost of merchandise sold. The margin on disposition of scrap jewelry was 11.7% in 2001 compared to 2.6% in 2000, due to a lower average cost per ounce for domestic dispositions.

Cash advance fees. Cash advance fees increased $4.8 million to $6.0 million in 2001 as compared to $1.2 million in 2000. The increase resulted from higher demand for the small consumer cash advance product, which generated higher outstanding balances. The Company introduced the small consumer cash advance product to its broad group of locations in 2000. The product was available in 386 domestic lending units at the end of 2001, including 315 units that offered the product on behalf of the Bank.

The amount of cash advances written increased $38.9 million to $49.0 million in 2001 from $10.1 million in 2000. Included in the amount of cash advances written in 2001 and 2000 were $37.4 million and $1.4 million, respectively, extended to customers by the Bank. The average amount per cash advance increased to $261 from $187. The combined Company and Bank portfolio of small consumer cash advances generated $7.9 million in revenue during 2001 compared to $1.3 million in 2000. The outstanding combined portfolio of cash advances increased $5.2 million to $6.8 million at December 31, 2001, from $1.6 million at December 31, 2000. Included in these amounts are $2.4 million and $1.0 million for 2001 and 2000, respectively, that are included in the Company's consolidated balance sheets. An allowance for losses of $0.7 million and $0.2 million has been provided in the consolidated financial statements as of December 31, 2001 and 2000, respectively, which offsets the outstanding cash advance amounts. The net balance is recorded in "Other receivables and prepaid expenses" on the consolidated balance sheets.

Check cashing royalties and fees. Check cashing revenue for Mr. Payroll increased $0.2 million, or 7.0%, in 2001, while check cashing fees for the United Kingdom increased $0.1 million, or 13.5%, for the same period.

Operations and Administration Expenses. Consolidated operations and administration expenses as a percentage of net revenue were 75.8% in 2001 compared to 76.1% in 2000. These expenses increased $7.0 million, or 4.7%, in 2001 as compared to 2000. Domestic lending expenses increased $7.0 million, largely as a result of higher personnel costs and expenses associated with the advertising and promotion of the cash advance product. Foreign lending operations expenses increased $0.1 million primarily due to an increase in the number of locations in the United Kingdom. Mr. Payroll's expenses decreased $0.1 million in 2001 compared to 2000, primarily as a result of lower losses on returned checks.

Cash Advance Loss Provision. The cash advance loss provision for domestic lending operations increased $1.8 million to $2.3 million in 2001 as compared to $0.5 million in 2000 due to the increase in the size of the portfolio. Loss provision as a percentage of cash advance fees decreased slightly to 38.4% in 2001 from 38.8% in 2000.

Depreciation and Amortization. Depreciation and amortization expense as a percentage of net revenue was 8.1% in 2001 compared to 8.4% in 2000. Total depreciation and amortization expense increased $0.3 million, or 1.7%. Depreciation of additional equipment and kiosks for Mr. Payroll and depreciation for additions to computer systems in the United Kingdom accounted for the increase.

Interest Expense. Net interest expense as a percentage of net revenue declined to 4.7% in 2001 from 6.7% in 2000. The amount decreased a net $3.5 million, or 26.5%, due to the effect of lower blended borrowing costs and a 7.1% reduction in the Company's average debt balance. The effective blended borrowing cost decreased to 5.5% in 2001 from 6.9% in 2000. The average amount of debt outstanding decreased during 2001 to $176.4 million from $189.9 million during 2000. A lower average pawn loan balance during the year, improved operating performance in the United Kingdom and the receipt of insurance proceeds in late 2000 from claims resulting from tornado damage to the corporate headquarters in March 2000 were factors contributing to the lower debt balance.

Loss from Derivative Valuation Fluctuations. Effective January 1, 2001, the Company implemented Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" and its corresponding amendments under Statement of Financial Accounting Standards No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of FASB Statement No. 133.*" The adjustments to the estimated fair value of interest rate cap agreements during 2001 resulted in a loss of $0.6 million. In 2000, the amortization of the cost of interest rate cap agreements was included in interest expense.

Other Items. During 2000, the Company recorded a $9.7 million gain from the settlement of the insurance claim resulting from the severe damage to its corporate headquarters in Fort Worth, Texas, by a tornado in March 2000. Income tax expense of $3.4 million related to the gain is included in the provision for income taxes.

In 2000, the Company's share of the net losses of innoVentry Corp. was $15.6 million, and the Company's gain resulting from innoVentry's issuance of its own stock was $0.1 million. No additional gains or losses have been recorded since June 30, 2000. The Company has accounted for its 19.3% voting interest in innoVentry, that has a carrying value of zero, by the cost method since February 2001. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations. See Note 4 of Notes to Consolidated Financial Statements.

Income Taxes. The Company's effective tax rate for 2001 was 37.7%. The Company's consolidated effective tax rate was affected in 2000 by the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. Excluding the items related to the Company's investment in innoVentry and their related tax effects, the Company's consolidated effective tax rate was 38.3% for 2000. Excluding goodwill amortization and the related tax effects, the Company's comparable consolidated effective tax rates were 34.7% and 37.0% for 2001 and 2000, respectively.

Income from Continuing Operations. Income from continuing operations was $12.7 million and $0.7 million for 2001 and 2000, respectively. Diluted income from continuing operations per share was $0.51 for 2001, compared to $0.03 for 2000. Excluding various non-operating unusual items, adjusted diluted income from continuing operations per share increased to $0.51 for 2001 from $0.38 for 2000.

Supplemental information regarding the effects of the unusual items is as follows (in millions, except per share amounts):

	2001	2000
Income from continuing operations before income taxes	$ 20.4	$ 10.8
Less unusual items —		
Gain from disposal of assets	—	(9.7)
Equity in loss of unconsolidated subsidiary	—	15.6
Gain from issuance of subsidiary's stock	—	(0.1)
Income from continuing operations before unusual items and income taxes	$ 20.4	$ 16.6
Income from continuing operations after tax excluding unusual items	$ 12.7	$ 9.9
Income from continuing operations after tax excluding unusual items per share – Diluted	$ 0.51	$ 0.38

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows and other key indicators of liquidity are summarized as follows ($ in millions):

	Years Ended December 31,		
	2002	2001	2000
Operating activities cash flows	$ 47.1	$ 39.2	$ 33.4
Investing activities cash flows:			
Pawn loans and cash advances	(10.0)	(3.2)	2.1
Other investing activities	(15.0)	(32.3)	4.5
Financing activities cash flows	(28.2)	1.0	(32.6)
Working capital	$ 179.5	$ 174.6	$ 190.3
Current ratio	5.1x	4.5x	6.9x
Debt/EBITDA[1]	2.8x	3.6x	3.7x
Merchandise turnover	2.9x	2.6x	2.5x

[1]*EBITDA is defined as income from operations before depreciation and amortization.*

Cash flows from operating activities. Net cash provided by operating activities of continuing operations was $47.1 million for 2002.

Cash flows from investing activities. An increase in the Company's investment in pawn loans and cash advances during 2002 required $10.0 million of cash. Additionally, the Company invested $11.3 million in purchases of property and equipment in 2002 for property improvements, the remodeling of selected operating units and additions to computer systems for lending operations. Approximately $1.1 million of this amount was related to the reconstruction of the Company's corporate headquarters. During 2002, the Company acquired four lending locations for $3.7 million.

Management anticipates that capital expenditures for 2003 will be approximately $14 to 18 million. These expenditures will relate to the establishment of new lending locations, remodeling of selected operating units and enhancements to information systems. In addition, the Company may add 20 to 30 new lending locations, through the acquisition of existing pawnshop locations and the establishment of both new pawnshop and new cash advance locations.

Cash flows from financing activities. The Company received proceeds of $42.5 million from the issuance of long-term note obligations and used cash to make payments of $67.5 million on bank lines of credit and other debt obligations, $1.2 million for dividends and $2.4 million for the purchase of treasury shares. On July 25, 2002, the Company announced that its Board of Directors authorized management to purchase up to one million shares of its common stock in the open market and terminated the open market purchase authorization established in 2000. During 2002, the Company purchased 109,000 shares for an aggregate amount of $0.9 million under the 2002 authorization and 176,700 shares for an aggregate amount of $1.3 million under the 2000 authorization. Additional purchases may be made from time to time (in the open market), and it is expected that funding will come from operating cash flow.

In 2002, the Company issued $42.5 million of 7.20% senior unsecured notes, due August 2009. The notes are payable in five equal annual payments beginning August 2005. The Company also refinanced its U.S. line of credit with a $90 million senior unsecured revolving line of credit maturing August 2005. Interest on the line of credit is charged, at the Company's option, at either LIBOR (1.4375% at December 31, 2002) plus a margin or at the Agent's base rate. The margin on the line of credit varies from 1.25% to 2.50%, depending on the Company's ratio of indebtedness to cash flow as defined in the agreement. The Company pays a fee of .375% per annum on the unused portion. Net proceeds received under these agreements were used to reduce existing indebtedness and will be utilized for general corporate purposes. The weighted average interest rate (including margin) on the U.S. line of credit at December 31, 2002 was 4.19%. The Company had an interest rate cap agreement, totaling $20 million, that expired in January 2003 that limited the maximum LIBOR rate to 7%, and has an interest rate cap agreement totaling $30 million that expires in February 2004 that limits the maximum LIBOR rate to 5.5%. At December 31, 2002, $44.5 million was outstanding on the Company's $90 million U.S. line of credit.

The Company extended its multi-currency line of credit for one year to April 30, 2004, and reduced the maximum amount to £15 million (approximately $24.1 million at December 31, 2002) from £20 million (approximately $32.2 million at December 31, 2002). The Company's foreign subsidiaries are co-borrowers on this multi-currency line of credit. Funds may be drawn in British pounds, bearing interest at the Bank's cost of funds plus a margin of 60 basis points. Funds up to the equivalent of £15 million may be drawn in Swedish kronor, bearing interest at the Bank's cost of funds plus a margin of 65 basis points. In the aggregate, the British pound and Swedish kronor drawings may not exceed the equivalent of £15 million. The Company pays a fee of 0.25% per annum on the unused portion of this line of credit. As of December 31, 2002, amounts outstanding under this line of credit were £4.6 million (approximately $7.3 million) and SEK 38 million (approximately $4.4 million).

The Company extended its SEK 30 million line of credit (approximately $3.5 million as of December 31, 2002) with a commercial bank to mature on May 30, 2003. Interest on this line of credit is charged at the Bank's base funding rate plus 1%. The Company pays a commitment fee of 0.25% per annum on the total amount of this line of credit. There were no amounts outstanding on this line of credit as of December 31, 2002. The Company has an interest rate cap agreement for SEK 100 million (approximately $11.5 million as of December 31, 2002) that expires in August 2003 and limits the Stockholm Interbank Offering Rate to 5.5%.

The weighted average interest rates on the British pound and Swedish kronor borrowings at December 31, 2002, were 5.19% and 4.77%, respectively.

The credit agreements and the senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants and other requirements set forth in its debt agreements. A significant decline in demand for the Company's services may cause the Company to reduce its planned level of capital expenditures and lower its working capital needs in order to maintain compliance with the financial ratios in those agreements. A violation of the credit agreements could increase the Company's borrowing costs and could even adversely affect the Company's ability to renew existing credit facilities or obtain access to new credit facilities in the future. The Company does not anticipate a significant decline in demand for its services and has historically been successful in maintaining compliance with and renewing its debt agreements.

The following table summarizes the Company's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods, assuming that the company's lines of credit are not renewed or extended in future periods (in millions):

	Lines of credit	Other long-term debt	Non-cancelable leases for continuing operations	Total
2003	$ —	$ 12.6	$ 19.3	$ 31.9
2004	11.7	8.3	15.2	35.2
2005	44.5	16.8	10.2	71.5
2006	—	16.8	7.4	24.2
2007	—	16.8	4.7	21.5
Thereafter	—	21.2	15.0	36.2
Total	$ 56.2	$ 92.5	$ 71.8	$220.5

Management believes that borrowings available under the credit facilities, cash generated from operations and current working capital of $179.5 million should be sufficient to meet the Company's anticipated future capital requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign exchange rates and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

Interest Rate Risk. Management's objective is to minimize the cost of borrowing through an appropriate mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, are used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. After considering the effectiveness, if any, of the interest rate cap agreements, the Company had net variable rate borrowings outstanding of $56.2 million and $112.6 million at December 31, 2002 and 2001, respectively. If prevailing interest rates were to increase 100 basis points over the rates at December 31, 2002 and 2001, respectively, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $0.6 million and $1.1 million, and net income after taxes would decrease by $0.4 million and $0.7 million in 2002 and 2001, respectively. If prevailing interest rates were to decrease 100 basis points from the rates at December 31, 2002 and 2001, respectively, the combined fair values of the Company's outstanding fixed rate plus capped rate debt ($96.5 million and $62.3 million, respectively) would increase by $3.1 million and $1.8 million as of December 31, 2002 and 2001, respectively.

Foreign Exchange Risk. The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. Foreign assets, liabilities and earnings are translated into U.S. dollars for consolidation into the Company's financial statements. As a result of fluctuations in foreign currency exchange rates, the Company has recorded cumulative other comprehensive losses of $2.7 million and $10.8 million at December 31, 2002 and 2001, respectively. A hypothetical 10% decline in the exchange rates of the British pound and the Swedish kronor at December 31, 2002 and 2001, would have resulted in additional other comprehensive losses of $7.2 million and $5.7 million, respectively.

Net income from foreign operations during 2002, 2001 and 2000 translated to $6.6 million, $5.4 million and $4.9 million, respectively. A hypothetical 10% decline in the weighted average exchange rates for each of the foreign currencies during the years ended December 31, 2002, 2001 and 2000, would have decreased net income after taxes by $0.7 million, $0.5 million and $0.5 million, respectively.

At this time, the Company does not use derivative instruments to manage exchange rate risk of net investments in or earnings of its foreign operations. In the event the Company was to temporarily transfer funds between currencies, it would concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. No foreign currency swaps were outstanding at December 31, 2002 or 2001.

Gold Price Risk. The Company periodically uses forward sale contracts with a major bullion bank to sell a portion of the expected amount of fine gold produced in the normal course of business from its liquidation of forfeited gold merchandise. A significant decrease in the price of gold would result in a reduction of proceeds from the disposition of scrap jewelry to the extent that amounts sold were in excess of the amount of contracted forward sales. In addition, a significant and sustained decline in the price of gold would negatively impact the value of goods pledged as collateral by customers and identified as scrap jewelry by the Company. In this instance, most customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount. However, those customers unable or unwilling to provide additional collateral would receive lower loan amounts, possibly resulting in a lower balance of pawn loans outstanding for the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

See discussion in Note 2 of Notes to Consolidated Financial Statements.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

This Annual Report to Shareholders, including management's discussion and analysis, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules. The Company intends that all forward-looking statements be subject to the safe harbors created by these laws and rules. When used in this Annual Report to Shareholders, the words "believes," "estimates," "plans," "expects," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those expressed in the forward-looking statements. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. Important risk factors that could cause results or events to differ from current expectations are described below. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of the Company's business.

RISK FACTORS

- **Changes in customer demand for the Company's products and specialty financial services.** Although the Company's products and services are a staple of its customer base, a significant change in the needs or wants of customers and the Company's failure to adapt to those needs or wants could result in a significant decrease in the revenues of the Company.
- **The actions of third parties who offer products and services at the Company's locations.** The Company offers products and services to its customers made available by various third parties. A failure of a third-party provider to provide its product or service or to maintain the quality and consistency of its product or service could result in a loss of customers and a related loss in revenue from those products or services.
- **The ability of the Company to open and acquire new operating units in accordance with its plans.** The Company's expansion program is subject to numerous factors which cannot be predicted or controlled, such as the availability of attractive acquisition candidates or sites with suitable terms and general economic conditions.
- **Changes in competition from various sources such as banks, savings and loans, short-term consumer lenders and other similar financial services entities, as well as retail businesses that offer products and services offered by the Company.** The Company encounters significant competition in connection with its lending and merchandise disposition operations from other pawnshops and other forms of financial institutions such as consumer finance companies. Significant increases in these competitive influences could adversely affect the Company's operations through a decrease in the number of cash advances and pawn loans originated, resulting in lower levels of earning assets in these categories.
- **Changes in economic conditions.** While the credit risk for most of the Company's consumer lending is mitigated by the collateralized nature of pawn lending, a protracted deterioration in the economic environment could adversely affect the Company's operations through a deterioration in performance of its pawn loan or cash advance portfolios, or by reducing consumer demand for the purchase of pre-owned merchandise.
- **Real estate market fluctuations.** A significant rise in real estate prices could result in an increase in the cost of store leases as the Company opens new locations and renews leases for existing locations.
- **Interest rate fluctuations.** Interest rates offered by lending institutions could rise, which would, in turn, increase the cost of borrowing.
- **Changes in the capital markets.** The Company regularly accesses the debt capital markets to refinance existing debt obligations and to obtain capital to finance growth. Efficient access to these markets is critical to the Company's ongoing financial success; however, the Company's future access to the debt capital markets could become restricted should the Company experience deterioration of its cash flows, balance sheet quality or overall business or industry prospects.
- **Changes in tax and other laws and governmental rules and regulations applicable to the specialty financial services industry.** The Company's lending activities are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations. The Company faces a risk that new laws and regulations could be enacted that could have a negative impact on the Company's domestic or international lending activities.
- **Other risks indicated in the Company's filings with the Securities and Exchange Commission.**
- **Other factors discussed under Quantitative and Qualitative Disclosures About Market Risk.**

(Dollars in thousands–December 31)

SUMMARY

The Company acquired 9 operating units, established 4 locations and combined or closed 24 locations, for a net decline of 11 company-owned locations for the three years ended December 31, 2002. In addition, 6 franchise units were opened and 4 units were closed for a net increase of 2 franchise locations. In September 2001, the Company announced plans to exit the rent-to-own business. Therefore, the net operating results, net assets and net cash flows of Rent-A-Tire, Inc. have been reported as "Discontinued Operations" in the accompanying financial statements. See Note 3 of Notes to Consolidated Financial Statements. Selected consolidated and operations data for continuing operations for the three years ended December 31, 2002, are presented below:

	2002	2001	2000
REVENUE			
Finance and service charges	$ 118,248	$ 113,863	$ 114,711
Proceeds from disposition of merchandise	245,943	231,879	226,538
Cash advance fees	19,084	5,993	1,230
Check cashing royalties and fees	4,568	4,194	3,881
TOTAL REVENUE	387,843	355,929	346,360
Costs of Revenue			
Disposed merchandise	160,711	150,991	151,407
NET REVENUE	$ 227,132	$ 204,938	$ 194,953
Other Data			
Consolidated Operations:			
Net revenue contribution by source —			
Finance and service charges	52.1%	55.6%	58.8%
Margin on disposition of merchandise	37.5%	39.5%	38.6%
Cash advance fees	8.4%	2.9%	0.6%
Check cashing royalties and fees	2.0%	2.0%	2.0%
Expenses as a percentage of net revenue —			
Operations and administration	73.7%	75.8%	76.1%
Cash advance loss provision	2.9%	1.1%	0.2%
Depreciation and amortization	6.6%	8.1%	8.4%
Interest, net	3.9%	4.7%	6.7%
Income from operations as a percentage of total revenue	9.8%	8.6%	8.6%
Lending Operations:			
Pawn loans			
Annualized yield on pawn loans	99.5%	97.9%	94.8%
Total amount of pawn loans written	$ 408,467	$ 403,724	$ 408,091
Average pawn loan balance outstanding	$ 118,871	$ 116,368	$ 121,045
Average pawn loan balance per average location in operation	$ 260	$ 253	$ 261
Average pawn loan amount at year-end (not in thousands)	$ 107	$ 99	$ 101
Margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	34.7%	34.9%	33.2%
Average annualized merchandise turnover	2.9x	2.6x	2.5x
Average merchandise held for disposition per average location	$ 123	$ 128	$ 128
Small consumer cash advances			
Total amount of cash advances written (a)	$ 123,705	$ 49,003	$ 10,066
Number of cash advances written (not in thousands) (a)	435,160	188,102	53,686
Average amount per cash advance (not in thousands) (a)	$ 284	$ 261	$ 187
Average number of locations offering cash advances (not in thousands) (a)	390	356	123
Combined advances outstanding (a)	$ 12,139	$ 6,763	$ 1,636
Cash advances outstanding per location at year-end (a)	$ 31	$ 18	$ 5
Cash advances outstanding before allowance for losses (b)	$ 3,958	$ 2,406	$ 1,054
Owned locations in operation at end of year	455	460	463
Additional franchise locations at end of year	13	13	16
Total locations at end of year	468	473	479
Average number of owned locations in operation	457	460	464
Check Cashing Operations: (c)			
Check cashing royalties and fees	$ 3,563	$ 3,395	$ 3,177
Franchised and owned check cashing centers —			
Face amount of checks cashed	$ 1,041,434	$ 976,132	$ 910,239
Gross fees collected	$ 14,708	$ 13,528	$ 12,400
Fees as percentage of checks cashed	1.4%	1.4%	1.4%
Average check cashed (not in thousands)	$ 349	$ 337	$ 327
Centers in operation at end of year	135	134	132
Average centers in operation for the year	135	135	136

(a) Includes advances made by the Company and advances made by a third-party financial institution.

(b) Amounts recorded in the Company's consolidated financial statements.

(c) Information presented in this section relates to Mr. Payroll. "Check cashing royalties and fees" on the consolidated statements of operations also includes United Kingdom check cashing fees.

Domestic Lending Operations

(Dollars in thousands)

The following table sets forth selected financial data for the Company's domestic lending operations for the three years ended December 31, 2002:

	2002	2001	2000
REVENUE			
Finance and service charges	$ 94,458	$ 92,687	$ 91,950
Proceeds from disposition of merchandise	233,396	222,013	217,701
Cash advance fees	19,084	5,993	1,230
TOTAL REVENUE	346,938	320,693	310,881
Costs of Revenue			
Disposed merchandise	152,071	143,684	143,300
NET REVENUE	$ 194,867	$ 177,009	$ 167,581
Other Data			
Net revenue contribution by source —			
Finance and service charges	48.5%	52.4%	54.9%
Margin on disposition of merchandise	41.7%	44.3%	44.4%
Cash advance fees	9.8%	3.3%	0.7%
Expenses as a percentage of net revenue —			
Operations and administration	76.6%	78.9%	79.2%
Cash advance loss provision	3.4%	1.3%	0.3%
Depreciation and amortization	6.1%	7.7%	8.2%
Interest, net	2.6%	2.5%	3.7%
Income from operations as a percentage of total revenue	7.8%	6.7%	6.7%
Annualized yield on pawn loans	126.0%	121.8%	123.3%
Total amount of pawn loans written	$ 302,911	$ 308,365	$ 301,058
Average pawn loan balance outstanding	$ 74,969	$ 76,102	$ 74,579
Average pawn loan balance per average location in operation	$ 187	$ 187	$ 181
Average pawn loan amount at year-end (not in thousands)	$ 84	$ 82	$ 83
Margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	34.8%	35.3%	34.2%
Average annualized merchandise turnover	2.9x	2.6x	2.5x
Average merchandise held for disposition per average location	$ 130	$ 138	$ 137
Owned locations in operation —			
Beginning of year	404	410	413
Acquired	2	2	—
Start-ups	—	2	1
Combined or closed	(10)	(10)	(4)
End of year	396	404	410
Additional franchise locations at end of year	13	13	16
Total locations at end of year	409	417	426
Average number of owned locations in operation	400	406	411

Foreign Lending Operations

(Dollars in thousands)

The following table sets forth selected combined financial data in U.S. dollars for Harvey & Thompson, Ltd. and Svensk Pantbelåning for the three years ended December 31, 2002, using the following currency exchange rates:

	2002	2001	2000
Harvey & Thompson, Ltd. (British pound per U.S. dollar) —			
Balance sheet data – end of period rate	0.6212	0.6868	0.6697
Statements of operations data – weighted average rate for the period	0.6608	0.6948	0.6613
Svensk Pantbelåning (Swedish kronor per U.S. dollar) —			
Balance sheet data – end of period rate	8.6806	10.4425	9.4068
Statements of operations data – weighted average rate for the period	9.6963	10.3427	9.1493
REVENUE			
Finance and service charges	$ 23,790	$ 21,176	$ 22,761
Proceeds from disposition of merchandise	12,547	9,866	8,837
Check cashing fees	1,005	799	704
TOTAL REVENUE	37,342	31,841	32,302
Costs of Revenue			
Disposed merchandise	8,640	7,307	8,107
NET REVENUE	$ 28,702	$ 24,534	$ 24,195
Other Data			
Net revenue contribution by source —			
Finance and service charges	82.9%	86.3%	94.1%
Margin on disposition of merchandise	13.6%	10.4%	3.0%
Check cashing fees	3.5%	3.3%	2.9%
Expenses as a percentage of net revenue —			
Operations and administration	56.0%	56.1%	56.3%
Depreciation and amortization	8.6%	8.6%	8.1%
Interest, net	1.9%	2.9%	5.7
Income from operations as a percentage of total revenue	27.2%	27.2%	26.7%
Annualized yield on pawn loans	54.2%	52.6%	49.0%
Total amount of pawn loans written	$ 105,556	$ 95,359	$ 107,033
Average pawn loan balance outstanding	$ 43,902	$ 40,266	$ 46,466
Average pawn loan balance per average location in operation	$ 770	$ 746	$ 877
Average pawn loan amount at year-end (not in thousands)	$ 191	$ 161	$ 168
Margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	31.1%	25.9%	8.3%
Average annualized merchandise turnover	2.2x	2.5x	2.5x
Average merchandise held for disposition per average location	$ 69	$ 54	$ 62
Owned locations in operation —			
Beginning of year	56	53	53
Acquired	2	3	—
Start-ups	1	—	—
End of year	59	56	53
Average number of owned locations in operation	57	54	53

Consolidated Balance Sheets — *December 31*

(In thousands, except share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,951	$ 6,394
Pawn loans	127,388	116,590
Merchandise held for disposition, net	54,444	63,392
Finance and service charges receivable	21,096	19,396
Other receivables and prepaid expenses	10,881	7,992
Deferred tax assets	5,392	7,795
Net current assets of discontinued operations	—	3,008
Total current assets	223,152	224,567
Property and equipment, net	67,254	68,450
Goodwill	79,833	76,686
Other assets	6,239	5,743
Deferred tax assets	—	1,846
Net non-current assets of discontinued operations	—	5,598
Total assets	$ 376,478	$ 382,890
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 24,297	$ 27,939
Customer deposits	4,050	3,961
Reserve for disposal of discontinued operations	623	7,953
Income taxes currently payable	2,086	1,123
Current portion of long-term debt	12,571	9,020
Total current liabilities	43,627	49,996
Deferred tax liabilities	4,385	1,701
Long-term debt	136,131	162,762
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Common stock, $0.10 par value per share, 80,000,000 shares authorized; 30,235,164 shares issued in 2002 and 2001	3,024	3,024
Paid in surplus	127,819	127,821
Retained earnings	113,278	95,192
Accumulated other comprehensive loss	(2,718)	(10,820)
Notes receivable – stockholders	(5,864)	(5,890)
	235,539	209,327
Less – shares held in treasury, at cost (5,939,794 in 2002 and 5,643,318 in 2001)	(43,204)	(40,896)
Total stockholders' equity	192,335	168,431
Total liabilities and stockholders' equity	$ 376,478	$ 382,890

See notes to consolidated financial statements.

Consolidated Statements of Operations — *Years Ended December 31*

(In thousands, except per share data)

	2002	2001	2000
REVENUE			
Finance and service charges	$ 118,248	$ 113,863	$ 114,711
Proceeds from disposition of merchandise	245,943	231,879	226,538
Cash advance fees	19,084	5,993	1,230
Check cashing royalties and fees	4,568	4,194	3,881
TOTAL REVENUE	387,843	355,929	346,360
COSTS OF REVENUE			
Disposed merchandise	160,711	150,991	151,407
NET REVENUE	227,132	204,938	194,953
OPERATING EXPENSES			
Lending operations	136,458	128,346	123,233
Cash advance loss provision	6,676	2,301	477
Check cashing operations	1,440	1,335	1,258
Administration	29,559	25,722	23,912
Depreciation and amortization	14,959	16,629	16,358
Total operating expenses	189,092	174,333	165,238
INCOME FROM OPERATIONS	38,040	30,605	29,715
Interest expense, net	8,961	9,619	13,095
Loss from derivative valuation fluctuations	177	557	—
Gain from disposal of assets	—	—	(9,729)
Equity in loss of unconsolidated subsidiary	—	—	15,653
Gain from issuance of subsidiary's stock	—	—	(136)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	28,902	20,429	10,832
Provision for income taxes	10,393	7,704	10,131
INCOME FROM CONTINUING OPERATIONS	18,509	12,725	701
Gain (loss) from discontinued operations, net of taxes	800	(18,631)	(2,431)
NET INCOME (LOSS)	$ 19,309	$ (5,906)	$ (1,730)
Net income (loss) per share:			
Basic —			
Income from continuing operations	$ 0.76	$ 0.52	$ 0.03
Gain (loss) from discontinued operations	$ 0.03	$ (0.76)	$ (0.10)
Net income (loss)	$ 0.79	$ (0.24)	$ (0.07)
Diluted —			
Income from continuing operations	$ 0.75	$ 0.51	$ 0.03
Gain (loss) from discontinued operations	$ 0.03	$ (0.75)	$ (0.09)
Net income (loss)	$ 0.78	$ (0.24)	$ (0.07)
Weighted average shares:			
Basic	24,424	24,643	25,461
Diluted	24,841	24,963	25,817

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows — *Years Ended December 31*

(In thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 19,309	$ (5,906)	$ (1,730)
Less: Gain(loss) from discontinued operations	800	(18,631)	(2,431)
Income from continuing operations	18,509	12,725	701
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:			
Depreciation and amortization	14,959	16,629	16,358
Cash advance loss provision	6,676	2,301	477
Loss from derivative valuation fluctuations	177	557	—
Gain from disposal of assets	—	—	(9,729)
Equity in loss of unconsolidated subsidiary	—	—	15,653
Gain from issuance of subsidiary's stock	—	—	(136)
Changes in operating assets and liabilities —			
Merchandise held for disposition	9,713	(4,437)	5,323
Finance and service charges receivable	(890)	277	513
Other receivables and prepaid expenses	(4,427)	(1,205)	458
Accounts payable and accrued expenses	(5,252)	13,975	(5,178)
Customer deposits, net	89	23	(200)
Current income taxes	923	3,752	5,993
Deferred taxes, net	6,632	(5,374)	3,163
Net cash provided by operating activities of continuing operations	47,109	39,223	33,396
CASH FLOWS FROM INVESTING ACTIVITIES			
Pawn loans forfeited and transferred to merchandise held for disposition	132,590	138,255	135,525
Pawn loans and cash advances repaid or renewed	307,219	279,343	283,314
Pawn loans made, including loans renewed, and cash advances made or purchased	(449,834)	(420,807)	(416,711)
Net (increase) decrease in pawn loans and cash advances	(10,025)	(3,209)	2,128
Acquisitions, net of cash acquired	(3,713)	(1,279)	—
Purchases of property and equipment	(11,327)	(31,829)	(16,219)
Proceeds from property insurance claims	—	790	20,685
Net cash (used) provided by investing activities of continuing operations	(25,065)	(35,527)	6,594
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (payments) borrowings under bank lines of credit	(58,261)	12,289	(25,912)
Proceeds from issuance of long-term notes payable	42,500	—	—
Proceeds from capital lease obligations	—	—	2,115
Payments on notes payable, capital leases and other obligations	(9,220)	(9,817)	(5,571)
Decrease in notes receivable – stockholders	288	240	845
Net proceeds from reissuance of treasury shares	42	120	3,419
Treasury shares purchased	(2,362)	(581)	(6,170)
Dividends paid	(1,223)	(1,228)	(1,275)
Net cash (used) provided by financing activities of continuing operations	(28,236)	1,023	(32,549)
Effect of exchange rate changes on cash	604	(18)	(100)
Cash (used) provided by continuing operations	(5,588)	4,701	7,341
Cash provided (used) by discontinued operations	3,145	(2,933)	(8,901)
Cash and cash equivalents at beginning of year	6,394	4,626	6,186
Cash and cash equivalents at end of year	$ 3,951	$ 6,394	$ 4,626
SUPPLEMENTAL DISCLOSURES			
Noncash investing and financing activities:			
Loans to stockholders for exercise of stock options	$ 1	$ 24	$ 481

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity — *Years Ended December 31*

(In thousands, except share data)

	Common Stock		Paid in Surplus	Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Notes Receivable— Stock-holders	Treasury Stock	
	Shares	Amount						Shares	Amount
Balance at December 31, 1999	30,235,164	$ 3,024	$ 127,350	$ 105,331		$ (3,989)	$ (5,820)	5,055,170	$(38,956)
Comprehensive loss:									
Net loss				(1,730)	$ (1,730)				
Other comprehensive loss — Foreign currency translation adjustments					(4,498)	(4,498)			
Comprehensive loss					$ (6,228)				
Dividends declared — $0.05 per share				(1,275)					
Treasury shares purchased								1,129,223	(6,170)
Treasury shares reissued			(756)					(607,075)	4,656
Tax benefit from exercise of option shares			1,226						
Change in notes receivable — stockholders							65		
Balance at December 31, 2000	30,235,164	3,024	127,820	102,326		(8,487)	(5,755)	5,577,318	(40,470)
Comprehensive loss:									
Net loss				(5,906)	$ (5,906)				
Other comprehensive loss — Foreign currency translation adjustments					(2,333)	(2,333)			
Comprehensive loss					$ (8,239)				
Dividends declared — $0.05 per share				(1,228)					
Treasury shares purchased								87,500	(581)
Treasury shares reissued			(7)					(21,500)	155
Tax benefit from exercise of option shares			8						
Change in notes receivable — stockholders							(135)		
Balance at December 31, 2001	30,235,164	3,024	127,821	95,192		(10,820)	(5,890)	5,643,318	(40,896)
Comprehensive income:									
Net income				19,309	$ 19,309				
Other comprehensive income — Foreign currency translation adjustments					8,102	8,102			
Comprehensive income					$ 27,411				
Dividends declared — $0.05 per share				(1,223)					
Treasury shares purchased								303,851	(2,362)
Treasury shares reissued			(11)					(7,375)	54
Tax benefit from exercise of option shares			9						
Change in notes receivable — stockholders							26		
Balance at December 31, 2002	**30,235,164**	**$ 3,024**	**$127,819**	**$ 113,278**		**$ (2,718)**	**$ (5,864)**	**5,939,794**	**$(43,204)**

See notes to consolidated financial statements.

1. Nature of the Company

Cash America International, Inc. ("the Company") is a provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. A related activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As of December 31, 2002, the Company's lending operations consisted of 468 lending units, including 396 owned units and 13 franchised units in the United States, and 59 owned units in Europe.

The Company also provides check cashing services through its franchised and company-owned Mr. Payroll® check cashing centers. As of December 31, 2002, Mr. Payroll operated 129 franchised and 6 company-owned check cashing centers in 21 states.

2. Summary of Significant Accounting Policies

Basis of presentation • The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. In June 2002, the Company sold the remaining assets of its rent-to-own business. The consolidated financial statements of the Company have been reclassified to reflect the disposition of the rental business segment. See Note 3.

In March 1999, the Company disposed of a majority interest in innoVentry Corp. ("innoVentry"), its automated check cashing machine business. The Company deconsolidated innoVentry and began using the equity method of accounting for its investment in and its share of the results of innoVentry's operations. In February 2001, innoVentry sold additional voting preferred stock, reducing the Company's ownership and voting interest to 19.3%. Thereafter, the Company began using the cost method of accounting for its investment in innoVentry. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations. See Note 4.

Use of estimates • The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Foreign currency translation • The functional currencies for the Company's foreign subsidiaries are the local currencies. The assets and liabilities of those subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year.

Cash and cash equivalents • The Company considers cash on hand in operating locations, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

Revenue recognition • Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charges revenue on all loans that the Company deems collectible, based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market. Revenue is recognized at the time that merchandise is sold. Interim customer payments for layaway sales are recorded as customer deposits and subsequently recognized as revenue during the period in which final payment is received.

Small consumer cash advances ("cash advances") provide customers with cash in exchange for a promissory note or other repayment agreement supported by that customer's personal check for the aggregate amount of the cash advanced plus a service fee. The Company holds the check for the predetermined period of the cash advance, typically less than 17 days. To repay the cash advance, customers may redeem their check by paying cash or they may allow the check to be presented for collection. The Company accrues fees and interest on cash advances on a constant yield basis ratably over their terms. For those locations that offer small consumer cash advances from a third-party financial institution (the "Bank"), the Company receives an administrative service fee for services provided on the Bank's behalf. These fees are recorded in revenue when earned.

The Company records fees derived from its owned check cashing locations in the period in which the service is provided. Royalties derived from franchise locations are recorded on the accrual basis.

Allowance for losses on small consumer cash advances • In order to manage its portfolio of small consumer cash advances effectively, the Company utilizes a credit scoring system, monitors the performance of the portfolio and maintains an allowance for losses.

The Company maintains an allowance for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The allowance offsets the outstanding cash advance amounts in the consolidated balance sheets. Cash advances written during each calendar month are aggregated and tracked to develop a performance history. The Company stratifies the outstanding combined portfolio by age, delinquency and stage of collection when assessing the adequacy of the allowance for losses. Recent collection history is utilized to develop expected loss rates, which are used for the establishment of the allowance. Increases in the allowance are created by recording a cash advance allowance loss provision in the consolidated statements of operations. The Company charges off all cash advances once they are 60 days past due, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected. See Note 5.

Merchandise held for disposition and cost of disposed merchandise • Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for valuation and shrinkage based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $1,445,000 and $1,589,000 at December 31, 2002 and 2001, respectively.

The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of sale.

Property and equipment • Property and equipment is recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 10 to 40 years for buildings and 2 to 15 years for equipment and leasehold improvements. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

Software development costs • The Company develops computer software for internal use. Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method and an estimated useful life varying from 3 to 5 years.

Goodwill and other intangible assets • Statement of Financial Accounting Standards ("SFAS") No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142") was effective as of January 1, 2002, and, as a result, the Company discontinued the amortization of goodwill as of that date. In lieu of amortization, the Company is required to perform an annual impairment review of goodwill. The Company completed its initial and annual reviews during 2002. Based on the results of these tests, management determined there was no impairment as of January 1, 2002, and as of June 30, 2002. See Note 7.

The Company amortizes intangible assets with an estimable life on a straight-line basis over the expected periods of benefit, generally 5 to 10 years. Accumulated amortization of these intangible assets was $1,416,000 and $3,633,000 at December 31, 2002 and 2001, respectively.

The costs of start-up activities and organization costs are charged to expense as incurred.

Impairment of long-lived assets • An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

Income taxes • The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided in accordance with the assets and liability method of accounting for income taxes in order to recognize the tax effects of temporary differences between financial statement and income tax accounting. Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to indefinitely reinvest such earnings.

Hedging and derivatives activity • As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. On January 1, 2001, the Company adopted SFAS No. 133 "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"), and its corresponding amendments under SFAS 138, and began presenting its interest rate cap agreements at fair value on the balance sheet. Changes in their fair value are recognized in earnings unless they qualify as a hedge. Prior to 2001, the costs of the agreements were recognized as adjustments to interest expense during the terms of the agreements and any benefits received under the terms of the agreements were recognized in the periods of the benefits. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in SFAS 133. In addition, the Company may periodically transfer funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. The Company did not enter into any short-term currency swaps during 2002 or 2001.

Advertising costs • Costs of advertising are expensed at the time of first occurrence. Advertising expense for continuing operations was $4,399,000, $4,104,000 and $4,202,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock-based compensation • The Company accounts for its stock-based employee compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25"), often referred to as the "intrinsic value" based method. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123"). SFAS 123 encourages expensing the fair value of employee stock options, but allows an entity to continue to account for stock-based compensation under APB 25 with disclosures of the pro forma effect on net income had the fair value accounting provisions of SFAS 123 been adopted. In December 2002, SFAS 123 was amended by SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure—amendment of FASB Statement No. 123*". The Company has calculated the fair value of options granted using the Black-Scholes option-pricing model and has determined the pro forma impact on net income. See Note 15.

Net income (loss) per share • Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted net income (loss) per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 2002, follows (in thousands):

	2002	2001	2000
Weighted average shares – Basic	**24,424**	24,643	25,461
Effect of shares applicable to stock option plans	**350**	255	307
Effect of shares applicable to nonqualified savings plan	**67**	65	49
Weighted average shares – Diluted	**24,841**	24,963	25,817

Recent accounting pronouncements • The FASB recently issued the following pronouncements that may affect the accounting and financial reporting of the Company:

- SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146");
- SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123"* ("SFAS 148"); and
- FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45").

SFAS 146 was issued in June 2002 and addresses accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity"* ("EITF 94-3"). Generally, SFAS 146 requires that a liability for costs associated with an exit or disposal activity, including contract termination costs, employee termination benefits and other associated costs, be recognized when the liability is incurred. Under EITF 94-3, a liability was recognized at the date of an entity's commitment to exit the plan. SFAS 146 is effective for disposal activities initiated after December 31, 2002, and is not expected to have a material effect on the Company's consolidated financial position or results of operations.

SFAS 148 was issued in December 2002. This Statement amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, *"Interim Financial Reporting,"* ("APB 28") to require disclosure about those effects in interim financial reports. The Company currently accounts for its stock-based employee compensation plans in accordance with APB 25, *"Accounting for Stock Issued to Employees"* and has adopted the amended disclosure requirements of SFAS 123 for the year ended December 31, 2002, (see Note 15) and will adopt the amended disclosure requirements of APB 28 for the first quarter of 2003.

FIN 45 was issued in November 2002 and serves as an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation significantly changes current practice in the accounting for, and disclosure of, guarantees. Most guarantees are to be recognized and initially measured at fair value, which is a change from current practice. In addition, guarantors will be required to make significant new disclosures, even when the likelihood of the guarantor making payments under the guarantee is remote. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying condition that is related to an asset, liability or an equity security of the guaranteed party. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements in 2002 (see Note 19) and does not currently anticipate a material impact from the recognition and initial measurement provisions of this pronouncement.

Reclassifications • Certain amounts in the consolidated financial statements for 2001 and 2000 have been reclassified to conform to the presentation format adopted in 2002. These reclassifications have no effect on net income or stockholders' equity previously reported.

3. Discontinued Operations

In September 2001, the Company adopted a formal plan to exit the rent-to-own business (the "Plan") in order to focus on its core business of lending activities. The Company's subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire"), offered new tires and wheels under a rent-to-own format to customers seeking an alternative to a direct purchase. The Company closed 21 Rent-A-Tire operating locations and held the remaining 22 locations for sale. In conjunction with the Plan, a pre-tax charge of $10,961,000 ($7,553,000 after income tax benefit) was recorded in the quarter ended September 30, 2001, to establish a reserve for the estimated loss on disposal of the rental business segment. This charge included a provision of $4,472,000 for operating losses subsequent to September 1, 2001, the effective date of the Plan, and a provision of $6,489,000 for the estimated loss on the sale of remaining assets.

On June 14, 2002, the Company sold the assets of 22 Rent-A-Tire stores for proceeds of approximately $3,000,000 in cash. During 2002, the Company recorded a $1,214,000 ($800,000 after income tax) reduction of the original provision for estimated loss, primarily due to a decrease in the Company's expected future operating lease obligations (net of sublease income) for closed stores and proceeds from the sale of assets in excess of the original estimate. Activity in the reserve for disposal of discontinued operations and the related reserve for inventory valuation since inception and the remaining balance as of December 31, 2002, is presented below (in thousands):

		Reserve for Disposal of Discontinued Operations					
	Reserve for Inventory Valuation	Long-Lived Asset Write-Down	Facility Obligation Costs	Workforce Reduction	Phase-out Period Operating Losses (Income)	Loss on Sale of Assets	Total
Reserve at inception	$ 712	$ 1,590	$ 2,194	$ 134	$ (158)	$ 6,489	$ 10,249
Cash expenditures, net	—	—	(150)	(109)	(196)	(50)	(505)
Non-cash write-offs/reductions	(572)	(1,590)	—	—	(201)	—	(1,791)
Reserve at December 31, 2001	140	—	2,044	25	(555)	6,439	7,953
Cash proceeds (expenditures), net	—	—	(406)	(51)	(43)	2,786	2,286
Non-cash write-offs/reductions	(140)	—	—	—	(188)	(8,214)	(8,402)
Adjustments	—	—	(1,015)	26	786	(1,011)	(1,214)
Balance at December 31, 2002	$ —	$ —	$ 623	$ —	$ —	$ —	$ 623

The Company guaranteed obligations under certain operating leases for the premises related to the 22 Rent-A-Tire stores included in the asset sale agreement. In the event the buyer is unable to perform under the operating leases, the Company's maximum aggregate contingent obligation under these guarantees was approximately $1,328,000 at December 31, 2002. This amount will be reduced dollar-for-dollar by future amounts paid on these operating leases by the buyer. In the event that the buyer fails to perform and the Company is required to make payments under these leases, the Company will seek to mitigate its losses by subleasing the properties.

Pursuant to APB Opinion No. 30 *"Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"* the consolidated financial statements of the Company have been reclassified to reflect the disposal of the rental business segment. Accordingly, the revenues, costs and expenses, assets and cash flows of Rent-A-Tire have been segregated in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. The net operating results, net assets and net cash flows of this business segment have been reported as "discontinued operations" in the accompanying consolidated financial statements. The loss from discontinued operations does not include interest expense since debt was not assumed by the buyer.

Operating results for the discontinued rental business for the years ended December 31 are summarized below (dollars in thousands):

	2002	2001	2000
Revenue	$ —	$ 19,102	$ 17,354
Loss before income taxes	—	(16,651)	(3,708)
Income tax benefit	—	(5,573)	(1,277)
Loss from discontinued operations	—	(11,078)	(2,431)
Gain (loss) on disposal of rental business (net of income tax)	800	(7,553)	—
Gain (loss) from discontinued operations, net of tax	$ 800	$ (18,631)	$ (2,431)
Gain (loss) from discontinued operations per share—Diluted	$ 0.03	$ (0.75)	$ (0.09)

Continuing losses associated with the rental business segment triggered an evaluation of Rent-A-Tire's long-lived asset recoverability during the third quarter of 2001. As a result, a non-cash charge of $13,716,000 ($9,153,000 after income tax benefit) to write down the carrying value of a portion of Rent-A-Tire's property and equipment and goodwill to estimated fair value, based upon discounted future cash flows, was included in loss before income taxes reflected in the table above for the year ended December 31, 2001.

Net current assets of discontinued operations, consisting primarily of merchandise on rent and on hand, was $3,008,000 at December 31, 2001. Net non-current assets of discontinued operations, consisting primarily of property and equipment and goodwill, was $5,598,000 at December 31, 2001.

In a series of transactions effective February 1, 1998, the Company increased its ownership interest in Rent-A-Tire from 49% to 99.9% and began consolidating Rent-A-Tire's assets and results of operations in the Company's financial statements. At that time, the sellers were granted an option, exercisable upon sixty days written notice, to repurchase 9.9% of Rent-A-Tire for a nominal amount. In October 2001, the sellers exercised their options.

4. Investment in innoVentry

In March 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), contributed $20,975,000 of cash and operating assets valued at $6,025,000 to innoVentry and received newly issued shares of innoVentry's Series A preferred stock representing 45% of innoVentry's voting interest. Wells Fargo also agreed to provide innoVentry a revolving credit facility, equipment lease financing and cash for use in its check cashing machines. The Company exchanged all of innoVentry's then outstanding common stock for newly issued shares of Series A preferred stock representing 45% of innoVentry's voting interest and immediately assigned 10% of its shares to the former owners of innoVentry's predecessor in consideration for the termination of certain option rights. Additionally, certain members of innoVentry's newly constituted management subscribed for newly issued shares of common stock of innoVentry, representing the remaining 10% of its voting interest. Following the transactions, innoVentry was deconsolidated and the Company began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999. In conjunction with these transactions, innoVentry issued a $2,900,000 note payable to the Company bearing interest at 7%.

In October 1999, the Company, Cash Centers and a third party each purchased $10,000,000 of innoVentry's newly issued convertible Series B voting preferred stock. After the issuance of Series A and B preferred stock and other common stock sold by innoVentry in 1999 and 2000, the Company's voting interest at December 31, 2000, was 37.9%. The Company recognized a pre-tax gain of $136,000 during 2000, as a result of issuances of innoVentry preferred and common stock.

Summarized financial information for innoVentry at December 31, 2000, and for the year then ended follows (in thousands):

	2000
Total current assets	$ 19,810
Property, equipment, computer software and leasehold improvements, net	67,140
Non-current assets	4,484
Total assets	$ 91,434
Total current liabilities	$ 145,066
Non-current liabilities	31,365
Total stockholders' deficit	(84,997)
Total liabilities and deficit	$ 91,434
Total net revenue	$ 16,574
Expenses including net interest expense	(140,364)
Income tax expense	(21)
Net loss	$ (123,811)

innoVentry sold $115.7 million of newly issued shares of senior convertible Series C voting preferred stock in a private placement completed as of February 2, 2001. The Company participated in the placement by canceling its $2.9 million note receivable from innoVentry plus accrued interest of $0.4 million in exchange for 2,269,066 shares of the Series C preferred stock. Upon completion of the transactions, the Company owned 19.3% of the ownership and voting interest in innoVentry and began using the cost method of accounting for its investment.

In September 2001, innoVentry announced a plan to cease business operations, sell all of its assets and pay the proceeds received to innoVentry's creditors. To the Company's knowledge, no proceeds were available for payment to innoVentry's shareholders. The Company's investment in and advances to innoVentry were written down to zero during fiscal 2000. innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations.

5. Small Consumer Cash Advances and Allowance for Losses

Cash advances are generally offered for a term of 7 to 45 days, depending on the customer's next payday. In addition to the cash advances originated by the Company in some of its locations, cash advances are offered in other locations by a third-party financial institution (the "Bank"). Balances associated with the Company's small consumer cash advance portfolio are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheets. The balances outstanding at December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
Originated by the Company		
Active cash advances and fees outstanding	$1,311	$ 777
Cash advances and fees in collection	346	252
Total originated by the Company	1,657	1,029
Originated by Bank		
Active cash advances and fees outstanding	7,754	4,109
Cash advances and fees in collection	2,728	1,625
Total originated by the Bank	10,482	5,734
Combined gross portfolio	12,139	6,763
Less: Elimination of cash advances and fees owned by Bank	7,754	4,109
Less: Discount on cash advances and fees assigned by Bank	427	248
Company cash advances and fees outstanding	3,958	2,406
Less: Allowances for losses	1,748	711
Net cash advances and fees outstanding	$2,210	$1,695

Under the terms of the August 2001 amendment to the Company's agreement with the Bank, the Bank assigns each cash advance that remains unpaid after its maturity date to the Company at a discount from the amount owed by the borrower, and the Company undertakes the collection activity on the account. One of the reasons for this practice is to benefit from the use of the Company's collections resources and proficiency. As a result, losses on cash advances assigned to the Company that prove uncollectible are the sole responsibility of the Company. Therefore, when evaluating the Company's overall allowance for losses, management includes estimates for these cash advance losses, while active in the Bank's portfolio, at a level projected to be adequate to absorb credit losses inherent in the outstanding portfolio. Cash advances assigned to the Company by the Bank were $23,806,000 and $5,520,000 for the years ended December 31, 2002 and 2001, respectively.

During January of 2003, the Company announced its intent to change third-party providers of this product, and the Bank announced that it would be exiting the small consumer cash advance business. The new third-party providers will be state-chartered financial institutions. The transition will occur over the first four months of 2003. Management does not anticipate that the change in providers of the small consumer cash advance product will have a material adverse impact on consumers' demand for the product, the Company's ability to offer the product through its lending locations, or on the Company's financial condition.

Changes in the allowance for losses on cash advances and fees for the years ended December 31, follow (in thousands):

	2002	2001
Balance at beginning of year	$ 711	$ 243
Provision for loan losses	6,676	2,301
Charge-offs	(7,691)	(2,135)
Recoveries	2,052	302
Balance at end of year	$1,748	$ 711
Provision for losses as a % of combined advances written (a)	5.4%	4.7%
Charge-offs (net of recoveries) as a % of combined advances written (a)	4.6%	3.7%

(a) In August 2001, the Bank began assigning past due cash advance accounts, at a discount, to the Company for collection. As a result, the Company became responsible for charge-offs of assigned accounts. Additionally, the Company began providing a provision for estimated losses of cash advances originated by the Bank, while still active in the Bank's portfolio. Prior to August 2001, the Company's cash advance charge-offs and the provision for losses related to advances originated by the Company. Comparable figures for all combined cash advances written in 2001 would be a combined 7.5% loss provision as a percent of advances written and a combined 6.3% net charge-offs as a percent of combined advances written.

6. Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"), and its corresponding amendments under SFAS 138, on January 1, 2001. SFAS 133 requires an entity to recognize each derivative instrument as either an asset or liability on the balance sheet, measure it at fair value and recognize the changes in its fair value immediately in earnings unless it qualifies as a hedge. The Company's only derivative instruments are interest rate cap agreements that it designates and uses as cash flow hedges to protect against the risks associated with market fluctuations in interest rates on a portion of its variable interest rate borrowings. The Company performs prospective assessments of each agreement's hedge effectiveness, as defined by SFAS 133, at the beginning of each quarter. The final determination of hedge effectiveness is completed following the end of each quarter.

The accompanying consolidated statements of operations include losses from derivative valuation fluctuations of $177,000 and $557,000 during the years ended December 31, 2002 and 2001. The loss during 2002 was a result of adjustments to the estimated fair value of interest rate cap agreements. The loss during 2001 resulted from two adjustments. As of January 1, 2001, the Company adjusted the carrying value of each of its interest rate cap agreements to fair value and recorded a loss of $259,000 (before applicable income tax benefit of $87,000), which represented the cumulative effect of adopting the new standard. The Company also recorded an additional loss of $298,000 during 2001 due to the determination that the interest rate cap agreements were ineffective as hedges (as defined by SFAS 133) during 2001, and due to the decreases in the fair values of the agreements resulting from the prevailing interest rate environment. Prior to 2001, the cost of these caps was amortized on a straight line basis over the life of the cap, and the amortization was included in interest expense.

The fair values of the interest rate cap agreements as of December 31, 2002 and 2001 total zero and $173,000, respectively, and are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheets.

7. Goodwill and Other Intangible Assets—Adoption of SFAS 142

In June 2001, the FASB issued SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). Goodwill and other intangible assets having an indefinite useful life acquired in business combinations completed after June 30, 2001, are no longer subject to amortization to earnings. Effective January 1, 2002, all goodwill and other intangible assets having an indefinite useful life are no longer amortized to earnings. The useful lives of other intangible assets must be reassessed and the remaining amortization periods adjusted accordingly. Goodwill and other intangible assets having an indefinite useful life must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

The Company adopted the provisions of SFAS 142 on January 1, 2002. Based on the results of the required initial and annual impairment test, management determined there was no impairment as of January 1, 2002, and June 30, 2002.

Goodwill • The changes in the carrying value of goodwill for the year ended December 31, 2002, follows (in thousands):

Goodwill

	Lending				
	United States	Foreign	Total	Check Cashing	Consolidated
Balance as of January 1, 2002, net of amortization of $24,224	$ 59,050	$ 12,453	$ 71,503	$ 5,183	$ 76,686
Acquired goodwill	541	1,006	1,547	—	1,547
Foreign translation impact	—	1,600	1,600	—	1,600
Balance as of December 31, 2002	$ 59,591	$ 15,059	$ 74,650	$ 5,183	$ 79,833

Transitional disclosures • Net income and net income per share, excluding amortization expense related to goodwill, net of applicable income tax benefits, for the years ended December 31, were as follows (in thousands, except per share amounts; due to rounding, per share amounts may not total):

	2002	2001	2000
Reported net income (loss)	$ 19,309	$ (5,906)	$ (1,730)
Add back: Goodwill amortization, net of income tax benefit	—	2,557	2,287
Adjusted net income (loss)	19,309	(3,349)	557
Basic net income (loss) per share:			
Reported net income (loss)	0.79	(0.24)	(0.07)
Add back: Goodwill amortization, net of income tax benefit	—	0.10	0.09
Adjusted net income (loss)	0.79	(0.14)	0.02
Diluted net income (loss) per share:			
Reported net income (loss)	0.78	(0.24)	(0.07)
Add back: Goodwill amortization, net of income tax benefit	—	0.10	0.09
Adjusted net income (loss)	$ 0.78	$ (0.13)	$ 0.02

Acquired intangible assets • Acquired intangible assets that are subject to amortization as of December 31, 2002, are as follows (in thousands):

	Gross Amount	Accumulated Amortization	Net
Noncompetition agreements	$ 1,832	$ (1,345)	$ 487
Other	130	(71)	59
Total	$ 1,962	$ (1,416)	$ 546

Noncompetition agreements are amortized over the applicable period of the contract. Net acquired intangible assets are included in "Other assets" in the accompanying consolidated balance sheets.

Amortization • Amortization expense for the acquired intangible assets is as follows (in thousands):

Actual amortization expense For the year ended December 31, 2002	$ 478
Estimated amortization expense For the years ended December 31:	
2003	$ 188
2004	84
2005	81
2006	76
2007	65

8. Property and Equipment

Major classifications of property and equipment at December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
Land	$ 2,244	$ 2,611
Buildings and leasehold improvements	88,145	83,497
Furniture, fixtures and equipment	51,962	47,633
Computer software	19,131	18,493
Total	161,482	152,234
Less – accumulated depreciation	94,228	83,784
Property and equipment – net	$ 67,254	$ 68,450

On March 28, 2000, a tornado severely damaged the Company's corporate headquarters in Fort Worth, Texas. Headquarters operations were relocated to temporary facilities. The Company's operating locations were not affected. The Company owns its headquarters facility, and restoration of the building began in the fourth quarter of 2000 and was completed in the fourth quarter of 2001. The Company's insurance coverage provided proceeds for repairs to the building; replacement of furniture, improvements and equipment; recovery of losses resulting from business interruption; and recovery of other general expenses. In 2000, the Company recognized a gain of $9,729,000 from the settlement of insurance claims and related income tax expense of $3,405,000.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
Trade accounts payable	$ 6,332	$ 12,512
Accrued taxes, other than income taxes	2,467	4,471
Accrued payroll and fringe benefits	9,636	7,248
Accrued interest payable	3,027	2,096
Other accrued liabilities	2,835	1,612
Total	$ 24,297	$ 27,939

10. Long-term Debt

The Company's long-term debt instruments and balances outstanding at December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
U.S. line of credit up to $90,000 due August 14, 2005	$ 44,500	$ —
U.S. line of credit up to $150,000 due June 30, 2003	—	100,000
Multi-currency line of credit up to £15,000 due April 30, 2004	11,702	—
Multi-currency line of credit up to £20,000 due April 30, 2003	—	12,562
Swedish line of credit up to SEK 30,000 due May 30, 2003	—	—
8.33% senior unsecured notes due 2003	4,286	8,571
8.14% senior unsecured notes due 2007	20,000	20,000
7.10% senior unsecured notes due 2008	25,714	30,000
7.20% senior unsecured notes due 2009	42,500	—
Capital leases and other obligations payable	—	649
	148,702	171,782
Less current portion	12,571	9,020
Total long-term debt	$ 136,131	$ 162,762

In 2002, the Company issued $42,500,000 of 7.20% senior unsecured notes, due in August 2009. The notes are payable in five equal annual payments beginning in August 2005. The Company also refinanced its U.S. line of credit with a $90,000,000 senior unsecured revolving line of credit maturing in August 2005. Interest on the line of credit is charged, at the Company's option, at either LIBOR (1.4375% at December 31, 2002) plus a margin or at the Agent's base rate. The margin on the line of credit varies from 1.25% to 2.50%, depending on the Company's ratio of indebtedness to cash flow as defined in the agreement. The Company pays a fee of .375% per annum on the unused portion. Net proceeds received under these agreements were used to reduce existing indebtedness, and will be utilized for general corporate purposes. The weighted average interest rate (including margin) on the U.S. line of credit at December 31, 2002, was 4.19%. The Company had an interest rate cap agreement, totaling $20,000,000, that expired in January 2003 that limited the maximum LIBOR rate to 7%, and has an interest rate cap agreement totaling $30,000,000 that expires in February 2004 that limits the maximum LIBOR rate to 5.5%. At December 31, 2002, $44,500,000 was outstanding on the Company's $90,000,000 line of credit.

The Company extended its multi-currency line of credit for one year to April 30, 2004, and reduced the maximum amount to £15,000,000 (approximately $24,146,000 at December 31, 2002) from £20,000,000 (approximately $32,194,000 at December 31, 2002). The Company's foreign subsidiaries are co-borrowers on this multi-currency line of credit. Funds may be drawn in British pounds, bearing interest at the Bank's cost of funds plus a margin of 60 basis points. Funds up to the equivalent of £15,000,000 may be drawn in Swedish kronor, bearing interest at the Bank's cost of funds plus a margin of 65 basis points. In the aggregate, the British pound and Swedish kronor drawings may not exceed the equivalent of £15,000,000. The Company pays a fee of .25% per annum on the unused portion of this line of credit. As of December 31, 2002, amounts outstanding under this line of credit were £4,550,000 (approximately $7,324,000) and SEK 38,000,000 (approximately $4,378,000).

The company extended its SEK 30,000,000 line of credit (approximately $3,456,000 as of December 31, 2002) with a commercial bank to mature on May 30, 2003. Interest on this line of credit is charged at the Bank's base funding rate plus 1%. The Company pays a commitment fee of 0.25% per annum on the total amount of this line of credit. There were no amounts outstanding on this line of credit at December 31, 2002. The Company has an interest rate cap agreement for SEK 100,000,000 (approximately $11,520,000 as of December 31, 2002) that expires in August 2003 and limits the Stockholm Interbank Offering rate to 5.5%.

The weighted average interest rates on the British pound and Swedish kronor borrowings at December 31, 2002, were 5.19% and 4.77%, respectively.

The credit agreements and the senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants or other requirements set forth in its debt agreements.

Annual maturities of long-term debt through 2007 are: 2003 - $12,571,000; 2004 - $19,987,000; 2005 - $61,286,000; 2006 - $16,786,000; and 2007 - $16,786,000.

Cash payments for interest on long-term debt were $8,381,000, $10,393,000 and $14,402,000 in 2002, 2001 and 2000, respectively.

Net interest expense in the statement of operations includes interest income of $562,000, $1,083,000 and $1,338,000 in 2002, 2001, and 2000, respectively. Interest capitalized in connection with the restoration of the Company's corporate headquarters was $423,000 in 2001.

11. Income Taxes

The components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
Deferred tax assets:		
Provision for valuation of merchandise held for disposition	$ 275	$ 327
Tax over book accrual of finance and service charges	3,531	3,863
Cash advance loss provision	612	249
Reserve for loss from disposal of discontinued operations	218	2,429
Property and equipment	—	1,131
Deferred compensation	955	784
Net capital losses	8,200	8,842
Other	1,237	1,109
Total deferred tax assets	15,028	18,734
Valuation allowance for deferred tax assets	(7,691)	(7,628)
Deferred tax assets, net	$ 7,337	$ 11,106
Deferred tax liabilities:		
Amortization of acquired intangibles	$ 3,243	$ 933
Deferred installment gain	493	504
Foreign tax reserves	1,506	1,149
Property and equipment	372	—
Other	716	580
Total deferred tax liabilities	6,330	3,166
Net deferred tax assets	$ 1,007	$ 7,940
Balance sheet classification:		
Current deferred tax assets	$ 5,392	$ 7,795
Non-current deferred tax assets	—	1,846
Non-current deferred tax liabilities	(4,385)	(1,701)
Net deferred tax assets	$ 1,007	$ 7,940

The components of the provision for income taxes and the income to which it relates for the years ended December 31 were as follows (in thousands):

	2002	2001	2000
Income from continuing operations before income taxes:			
United States entities	$ 19,313	$ 12,506	$ 3,606
Foreign entities	9,589	7,923	7,226
	$ 28,902	$ 20,429	$ 10,832
Current provision:			
Federal	$ 5,052	$ 4,350	$ 4,597
Foreign	2,897	2,417	2,028
State and local	568	399	347
	$ 8,517	$ 7,166	$ 6,972
Deferred provision (benefit):			
Federal	$ 1,739	$ 515	$ 2,949
Foreign	100	62	265
State and local	37	(39)	(55)
	$ 1,876	$ 538	$ 3,159
Total provision	$ 10,393	$ 7,704	$ 10,131

The effective tax rate on income from continuing operations differs from the federal statutory rate of 35% for the following reasons (in thousands):

	2002	2001	2000
Tax provision computed at the statutory federal income tax rate	$ 10,116	$ 7,150	$ 3,791
Non-deductible amortization of intangible assets	—	597	642
Foreign tax rate difference	(547)	(463)	(439)
State and local income taxes, net of federal tax benefit	394	234	190
Valuation allowance	—	(1)	5,457
Other	430	187	490
Total provision	$ 10,393	$ 7,704	$ 10,131
Effective tax rate	36.0%	37.7%	93.5%

As of December 31, 2002, the Company has net capital loss carryovers of $23,429,000, principally related to its investment in innoVentry stock (see Note 4). These losses may only be used to offset net capital gains. Any unused losses expire in 2006 through 2007. The deferred tax valuation allowances at December 31, 2002 and 2001, have been provided to reduce deferred tax benefits of capital losses that the Company does not expect to realize. During 2001, the Company re-evaluated the potential for realization of the Company's deferred tax assets related to the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's"). As a result, the $290,000 valuation allowance related to the Doc Holliday's pre-acquisition deductible temporary differences was eliminated and the resulting tax benefit was applied to reduce goodwill attributable to the Doc Holliday's acquisition. A similar reduction of goodwill of $83,000 occurred in 2000. Upon adoption of SFAS 142 (see Note 7) $406,000 of deferred tax assets were eliminated through a corresponding increase in goodwill.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. As of December 31, 2002, the Company estimates that it would be subject to U.S. income taxes (net of foreign tax credits) of approximately $2,800,000 upon distribution of accumulated earnings of all foreign subsidiaries.

Net cash payments for income taxes were $3,277,000 and $162,000 in 2002 and 2001, respectively, while net cash income tax refunds of $390,000 were received in 2000.

12. Employee Benefit Plans

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all domestic employees who meet specific length of employment and age requirements. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 50% of their earnings to these plans. The Company makes matching cash contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

Total Company contributions to employee benefit plans were $743,000, $732,000 and $674,000 in 2002, 2001 and 2000, respectively.

13. Stockholders' Equity

On July 25, 2002, the Company's Board of Directors authorized management to purchase up to one million shares of its common stock in the open market and terminated the open market purchase authorization established in 2000. Under the 2002 authorization, the Company purchased 109,000 shares for an aggregate amount of $893,000. Under the 2000 authorization, the Company purchased 176,700 shares for an aggregate amount of $1,327,000 during 2002, 61,200 shares for an aggregate amount of $451,000 during 2001 and 700,900 shares for an aggregate amount of $3,254,000 during 2000. Under prior authorizations, the Company purchased 415,100 shares for an aggregate amount of $2,841,000 during 2000. Additional purchases may be made from time to time in the open market.

Transactions related to the Nonqualified Savings Plan consisted of net distributions of 3,649 shares for $58,000 during 2002 and net purchases of 10,858 shares for $36,000 and 13,223 shares for $75,000 during 2001 and 2000, respectively.

The Company received 21,800 shares of its common stock valued at $200,000 and 15,442 shares of its common stock valued at $94,000 during 2002 and 2001, respectively, as partial payment for shares issued under stock option plans.

The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996, 2001 and 2002. The amendment in 2002 provided that no further advances would be made to existing participants and closed the plan to new participants. Prior to the 2002 amendment, Program participants utilized loan proceeds to acquire and hold the Company's and affiliates' common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan is pledged to the Company in support of the obligation. Interest accrues at 6% per annum. The entire unpaid balance of principal and interest on these loans is due and payable on July 24, 2007. Amounts due under the Program are reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

14. Stock Purchase Rights

In August 1997, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (the "Rights") for each outstanding share of its common stock. The Rights become exercisable in the event a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If any person becomes a 15% or more shareholder of the Company, each Right (subject to certain limits) will entitle its holder (other than such person or members of such group) to purchase, for $37.00, the number of shares of the Company's common stock determined by dividing $74.00 by the then current market price of the common stock. The Rights will expire on August 5, 2007.

15. Stock Options

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 8,300,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Stock options granted under the Plans have contractual terms of 5 to 15 years and have an exercise price equal to or greater than the fair market value of the stock at grant date. Stock options granted vest over periods ranging from 1 to 7 years. However, the 7-year vesting periods and certain of the 4-year and 5-year vesting periods accelerate if specified share price appreciation criteria are met. No such accelerated vesting of stock options occurred in 2002, 2001 or 2000.

A summary of the Company's stock option activity for the three years ending December 31, 2002, is as follows (shares in thousands):

	2002		2001		2000	
	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices
Outstanding at beginning of year	3,997	$ 8.16	3,994	$ 8.32	3,729	$ 7.59
Granted	428	7.99	155	6.18	977	10.11
Exercised	7	5.70	7	9.03	607	6.42
Forfeited	44	9.44	145	10.45	103	10.23
Expired	—	—	—	—	2	7.13
Outstanding at end of year	4,374	$ 8.13	3,997	$ 8.16	3,994	$ 8.32
Exercisable at end of year	2,898	$ 7.54	2,814	$ 7.36	2,618	$ 7.13
Weighted average fair value of options granted	$ 6.22		$ 4.88		$ 6.32	

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2002	2001	2000
Expected term (years)	8.2	8.0	7.3
Risk-free interest rate	5.23%	5.12%	6.70%
Expected dividend yield	0.63%	0.81%	0.42%
Expected volatility	56.7%	58.0%	49.2%

Stock options outstanding and exercisable as of December 31, 2002, are summarized below (shares in thousands):

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Years of Remaining Contractual Life		Number Exercisable	Weighted Average Exercise Price
$5.63 to $7.00	2,107	$ 6.30	2.2		1,987	$ 6.33
$7.01 to $10.81	2,091	9.49	6.0		735	9.28
$10.82 to $16.69	176	13.91	5.8		176	13.91
$ 5.63 to $16.69	4,374	$ 8.13	4.1		2,898	$ 7.54

The Company applies the intrinsic value based method of accounting for the Plans and, accordingly, no compensation cost has been recognized. If compensation costs for the Company's stock options had been determined on the fair value based method of accounting using the Black-Scholes option-pricing model, the Company's net income (loss) and related amounts per share, basic and diluted, for each of the years ended December 31 would have been reported as follows (in thousands, except per share amounts):

	2002	2001	2000
Net income (loss)—as reported	$ 19,309	$ (5,906)	$ (1,730)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards[1], net of related tax effects	1,379	1,037	1,800
Net income (loss)—pro forma	$ 17,930	$ (6,943)	$ (3,530)
Net income (loss) per share			
Basic:			
As reported	$ 0.79	$ (0.24)	$ (0.07)
Pro forma	0.73	(0.28)	(0.14)
Diluted:			
As reported	0.78	(0.24)	(0.07)
Pro forma	0.72	(0.28)	(0.14)

[1] *All awards refers to awards granted, modified, or settled in fiscal periods beginning after December 15, 1994 – that is, awards for which the fair value was required to be measured under SFAS 123.*

16. Operating Segment Information

The Company has two reportable operating segments in the lending industry and one in the check cashing industry. The United States and foreign lending segments offer secured non-recourse pawn loans and small consumer cash advances to individuals. In the United States segment, pawn loan terms are generally for one month with provisions for renewals and extensions, and the loans average approximately 50 days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are 180 days or less, the loan amounts are generally larger and the collateral is predominately jewelry. In the United States and foreign lending segment, small consumer cash advances have terms of 45 days or less and average approximately 17 days in length. The check cashing segment provides check cashing services to individuals through franchised and company-owned Mr. Payroll check cashing centers.

The accounting policies of the segments are the same as those described in Note 2. Management of the Company evaluates performance based on income from operations before net interest expense, other miscellaneous items of income or expense and the provision for income taxes. There are no sales between operating segments.

While the United States and foreign lending segments offer the same services, each is managed separately due to the different operational strategies required. The check cashing operation offers different services and products, thus requiring its own technical, marketing and operational strategy.

As described in Note 3, the Company reclassified the results of operations of Rent-A-Tire as discontinued operations. This business was previously reported as a separate operating segment. The segment data included below has been restated to exclude amounts related to Rent-A-Tire.

Information concerning the segments is set forth below (in thousands):

	Lending				
	United States	Foreign	Total	Check Cashing	Consolidated
2002					
Total revenue	$ 346,938	$ 37,342	$ 384,280	$ 3,563	$ 387,843
Depreciation and amortization	11,794	2,472	14,266	693	14,959
Income from operations	27,052	10,168	37,220	820	38,040
Total assets at December 31	279,208	89,532	368,740	7,738	376,478
Expenditures for property and equipment	8,740	2,224	10,964	363	11,327
2001					
Total revenue	$ 320,693	$ 31,841	$ 352,534	$ 3,395	$ 355,929
Depreciation and amortization	13,644	2,105	15,749	880	16,629
Income from operations	21,384	8,675	30,059	546	30,605
Total assets at December 31	292,426	74,784	367,210	7,074	374,284
Expenditures for property and equipment	29,786	1,947	31,733	96	31,829
2000					
Total revenue	$ 310,881	$ 32,302	$ 343,183	$ 3,177	$ 346,360
Depreciation and amortization	13,701	1,949	15,650	708	16,358
Income from operations	20,733	8,615	29,348	367	29,715
Equity in loss of unconsolidated subsidiary	—	—	—	(15,653)	(15,653)
Total assets at December 31	265,423	76,251	341,674	12,255	353,929
Expenditures for property and equipment	13,895	1,762	15,657	562	16,219

Total assets of discontinued operations were $8,606,000, and $24,304,000 at December 31, 2001 and 2000, respectively.

The geographic distribution of property and equipment at December 31, follows (in thousands):

	United States	Foreign	Consolidated
2002	$ 57,799	$ 9,455	$ 67,254
2001	60,366	8,084	68,450
2000	41,528	8,069	49,597

17. Related Party Transactions

In December 1999, the Company sold three lending units, including certain real estate, for $4,520,000 to Ace Pawn, Inc. ("Ace") whose sole stockholder, J.D. Credit, Inc. ("J.D. Credit"), is controlled by the Chairman of the Board of Directors of the Company. The price was determined by independent appraisal and approved by the Board of Directors of the Company. A gain of $2,224,000 was recognized on the transaction. The Company received promissory notes from Ace that were collateralized by all of its assets. In addition, J.D. Credit pledged the common stock of Ace and the Chairman of the Board provided a personal guaranty for repayment of the notes. The notes accrued interest at 10% per annum and required quarterly principal and interest payments with a final balloon payment due in December 2002. Ace paid off the notes in full on January 13, 2003.

The Company has the right of first refusal in the event of a proposed resale of the lending units. Amounts due on the notes were $2,587,000 and $3,097,000 as of December 31, 2002 and 2001, respectively, and are included in "Other assets" in the accompanying balance sheet. The Company recorded interest income from the notes of $285,000, $313,000 and $378,000 in 2002, 2001 and 2000, respectively.

The three lending units were converted to Company franchise units, and the Company continued to manage the units pursuant to a management agreement for a brief interim period immediately following the closing of the transaction. Royalties recorded by the Company for these units were $83,000, $79,000 and $79,000 for 2002, 2001 and 2000, respectively. The Company recorded management fee income of $60,000 for 2000.

18. Fair Values of Financial Instruments

Cash and cash equivalents bear interest at market rates and have maturities less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less in the United States and 180 days or less in the United Kingdom and Sweden. Small consumer cash advances have maturity periods of 45 days or less. Finance and service charge rates are determined by regulations and bear no valuation relationship to capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker. The Company's interest rate cap agreements are evaluated pursuant to the terms of the agreements and settled in specific three-month intervals. The fair values of the interest rate caps are based on quoted market prices for interest rate caps currently available with similar terms.

The Company's bank credit facilities bear interest at rates that are frequently adjusted on the basis of market rate changes. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

The carrying amounts and estimated fair values of financial instruments at December 31, 2002 and 2001, were as follows (in thousands):

	2002		2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 3,951	$ 3,951	$ 6,394	$ 6,394
Pawn loans	127,388	127,388	116,590	116,590
Small consumer cash advances, net	2,210	2,210	1,695	1,695
Notes receivable	2,587	2,587	3,097	3,912
Interest rate caps	—	—	173	173
Financial liabilities:				
Bank lines of credit	56,202	56,202	112,562	112,562
Senior unsecured notes	92,500	96,518	58,571	61,703
Capital lease obligations and other notes	—	—	649	646

19. Commitments and Contingencies

Leases • The Company leases certain of its facilities under operating leases with terms ranging from 3 to 15 years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases for continuing operations are as follows for each of the years ending December 31 (in thousands):

2003	$ 19,329
2004	15,190
2005	10,183
2006	7,367
2007	4,672
Thereafter	15,059
Total	$ 71,800

Rent expense for continuing operations was $23,067,000, $22,188,000 and $21,836,000 for 2002, 2001 and 2000, respectively.

Guarantees • The Company guaranteed obligations under certain operating leases for the premises related to the 22 Rent-A-Tire stores included in the asset sale agreement. In the event the buyer is unable to perform under the operating leases, the Company's maximum aggregate contingent obligation under these guarantees was approximately $1,328,000 at December 31, 2002. This amount will be reduced dollar-for-dollar by future amounts paid on these operating leases by the buyer. In the event that the buyer fails to perform and the Company is required to make payments under these leases, the Company will seek to mitigate its losses by subleasing the properties. See Note 3.

Litigation • The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

20. Quarterly Financial Data (Unaudited)

(In thousands, except per share data)

The Company's operations are subject to seasonal fluctuations. Revenue tends to be highest during the first and fourth calendar quarters.

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 100,720	$ 90,987	$ 89,956	$ 106,180
Costs of revenue	43,881	39,185	34,556	43,089
Income from continuing operations	5,203	2,682	3,182	7,442
Gain from discontinued operations	—	800	—	—
Net income	5,203	3,482	3,182	7,442
Diluted income from continuing operations per share	0.21	0.11	0.13	0.30
Diluted gain from discontinued operations per share	—	0.03	—	—
Diluted net income per share	0.21	0.14	0.13	0.30
Diluted weighted average shares	24,862	24,916	24,773	24,818

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,556	$ 80,426	$ 82,604	$ 99,343
Costs of revenue	41,428	33,274	33,392	42,897
Income from continuing operations	3,233	1,568	1,975	5,949
Loss from discontinued operations (a)	(558)	(680)	(17,393)	—
Net income (loss)	2,675	888	(15,418)	5,949
Diluted income from continuing operations per share	0.13	0.06	0.08	0.24
Diluted loss from discontinued operations per share	(0.02)	(0.03)	(0.69)	—
Diluted net income (loss) per share	0.11	0.04	(0.61)	0.24
Diluted weighted average shares	24,719	24,944	25,152	25,044

(a) In the 2001 Third Quarter, the Company announced plans to exit the rent-to-own business and presented that business as a discontinued operation. All prior periods presented have been restated.

To the Board of Directors and Stockholders
Cash America International, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2002, and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of innoVentry Corp. as of December 31, 2000, and for the year then ended, the investment and loss in which is reflected in the accompanying financial statements using the equity method of accounting (see Note 4). The Company's proportionate share of innoVentry Corp.'s net assets and advances from the Company was zero dollars as of December 31, 2000, and reflects total operating losses of $15,653,000 for the year ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for innoVentry Corp., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company adopted SFAS No. 142 and changed its method of accounting for Goodwill and Other Intangible Assets during 2002.

PricewaterhouseCoopers LLP

Fort Worth, Texas
January 23, 2003

Five-Year Summary of Selected Financial Data *(Unaudited)*

(Dollars in thousands, except per share data)

	2002	2001	2000	1999	1998
OPERATIONS — *years ended December 31 (a)*					
Total revenue	**$ 387,843**	$ 355,929	$ 346,360	$ 362,895	$ 337,635
Income from operations	**38,040**	30,605	29,715	34,746	34,574
Income from continuing operations before income taxes (b)	**28,902**	20,429	10,832	13,264	20,937
Income from continuing operations (b)	**$ 18,509**	$ 12,725	$ 701	$ 3,947	$ 13,004
Income from continuing operations per share:					
Basic	**$ 0.76**	$ 0.52	$ 0.03	$ 0.16	$ 0.52
Diluted	**$ 0.75**	$ 0.51	$ 0.03	$ 0.15	$ 0.50
Dividends per share	**$ 0.05**	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average shares:					
Basic	**24,424**	24,643	25,461	25,346	24,829
Diluted	**24,841**	24,963	25,817	26,229	26,226

	2002	2001	2000	1999	1998
FINANCIAL POSITION — *at December 31(a)*					
Pawn loans	**$ 127,388**	$ 116,590	$ 117,982	$ 125,349	$ 128,637
Merchandise held for disposition, net	**54,444**	63,392	58,817	64,419	65,417
Working capital	**179,525**	174,571	190,311	208,419	213,612
Total assets	**376,478**	382,890	378,233	417,623	410,823
Total debt	**148,702**	171,782	170,464	202,366	193,974
Stockholders' equity	**192,335**	168,431	178,458	186,940	187,444
Current ratio	**5.1x**	4.5x	6.9x	7.5x	7.9x
Debt to equity ratio	**77.3%**	102.0%	95.5%	108.3%	103.5%
OWNED AND FRANCHISED LOCATIONS — *at December 31*					
Lending operations	**468**	473	479	477	469
Check cashing operations	**135**	134	132	137	137

(a) In September 2001, the Company announced plans to exit the rent-to-own business. The amounts for the years 1998 through 2001 have been restated to reflect the rent-to-own business as discontinued operations.

(b) See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for amounts related to gains from disposals of assets, equity in losses of unconsolidated subsidiaries and other items for 2000.

Common Stock Data

The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 664 stockholders of record (not including individual participants in security listings) as of February 5, 2003. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 2002 and 2001 were as follows:

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	**$ 9.05**	**$ 10.33**	**$ 9.15**	**$ 9.87**
Low	**6.92**	**7.55**	**6.50**	**7.32**
Close	**8.80**	**9.20**	**8.19**	**9.52**
Cash dividend per share	**.01¼**	**.01¼**	**.01¼**	**.01¼**

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 7.13	$ 8.66	$ 10.50	$ 9.66
Low	4.31	5.85	7.27	7.00
Close	6.10	8.50	9.09	8.50
Cash dividend per share	.01¼	.01¼	.01¼	.01¼

Board of Directors

Jack R. Daugherty *(a)*
Chairman of the Board
Cash America International, Inc.

A. R. Dike *(b)*
Chief Executive Officer and President
The Dike Company

Daniel R. Feehan *(a)*
Chief Executive Officer and President
Cash America International, Inc.

James H. Graves *(a) (c) (d)*
Managing Director
Erwin, Graves & Associates LP

B. D. Hunter *(a) (b)*
Vice Chairman of the Board
Service Corporation International

Timothy J. McKibben *(a) (c) (d)*
Chairman of the Board
Ancor Holdings, L.P.

Alfred M. Micallef *(b) (d)*
Chief Executive Officer
JMK International, Inc.

Clifton H. Morris, Jr. *(a) (c)*
Executive Chairman of the Board
AmeriCredit Corp.

Carl P. Motheral
Chairman of the Board
Motheral Printing Company

(a) Executive Committee Member
(b) Executive Compensation Committee Member
(c) Audit Committee Member
(d) Nominating and Corporate Governance Committee Member



Carl P. Motheral
1926 – 2003

Friend, advisor and long-time member of the Cash America family, Mr. Motheral passed away in early 2003. Mr. Motheral was essential in the formation and founding of Cash America through his inspiration and financial support. Over the following eighteen years, he continued to contribute his time and wisdom as a member of the Board of Directors. His special brand of personality, thoughtfulness and direct involvement will be deeply missed. We are grateful for his contributions and dedicate this annual report, representing a record year for Cash America, to his lasting memory.

Executive Officers

Daniel R. Feehan
Chief Executive Officer
and President

Thomas A. Bessant, Jr.
Executive Vice President
Chief Financial Officer

Robert D. Brockman
Executive Vice President
Administration

Jerry D. Finn
Executive Vice President
Domestic Pawn Operations

Michael D. Gaston
Executive Vice President
Business Development

William R. Horne
Executive Vice President
Information Technology

James H. Kauffman
Executive Vice President
International Operations

Hugh A. Simpson
Executive Vice President
General Counsel and Secretary

Other Information

Corporate Offices
Cash America International Building
1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100
www.cashamerica.com

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
(800) 635-9270
www.melloninvestor.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Fort Worth, Texas

Investor Relations
Information requests
should be forwarded to:
L. Dee Littrell

Stock Listing
Symbol: PWN

PWN
LISTED
NYSE

Annual Stockholders' Meeting
April 23, 2003
9:00 AM
Fort Worth Club Building
11th Floor
306 West 7th Street
Fort Worth, Texas

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K can be obtained without charge upon written request to the office of Investor Relations and at www.cashamerica.com

Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102-7599

(817) 335-1100

www.cashamerica.com